 Exhibit 99.1

Third Quarter Report 2025

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
This Management’s Discussion and Analysis (“MD&A”) dated October 29, 2025 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2025 (the “Third Quarter Financial Statements”) prepared in accordance with International Financial Reporting Standards (“IFRS® Accounting Standards”), International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Company’s annual Management’s Discussion and Analysis (“Annual MD&A”) and annual consolidated financial statements prepared in accordance with IFRS Accounting Standards (“Annual Financial Statements”). The condensed interim consolidated financial statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Australian dollars (“A$”) or European Union euros (“Euros” or “€”). Additional information relating to the Company is included in the Company’s Annual Information Form for the year ended December 31, 2024 (the “AIF”). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators’ (the “CSA”) SEDAR+ website at www.sedarplus.ca and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2024 (the “Form 40-F”) filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov/edgar.
Certain statements contained in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See Forward-Looking Statements in this MD&A.
This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce” (also referred to as “AISC per ounce”), “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “earnings before interest, taxes, depreciation and amortization” (also referred to as “EBITDA”), “adjusted earnings before interest, taxes, depreciation and amortization” (also referred to as “adjusted EBITDA”), “free cash flow”, “free cash flow before changes in non-cash components of working capital”, “sustaining capital expenditures”, “sustaining capitalized exploration”, “development capital expenditures”, “development capitalized exploration” and “operating margin” that are not standardized measures under IFRS Accounting Standards. These measures and ratios may not be comparable to similar measures or ratios reported by other gold producers. Each of “total cash costs per ounce” and “all-in sustaining costs per ounce” are reported on a per ounce of gold produced basis and, unless otherwise indicated, are reported on a by-product basis (deducting by-product metal revenues from production costs). Minesite costs per tonne is reported on a per tonne of ore milled basis. For a discussion of the composition and usefulness of these measures and ratios and reconciliation of each of them to the most directly comparable financial information presented in the condensed interim consolidated financial statements prepared in accordance with IFRS Accounting Standards, see Non-GAAP Financial Performance Measures in this MD&A.
This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. These estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to below under Non-GAAP Financial Performance Measures, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS Accounting Standards measure.
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine (“LZ5”). The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the mining, milling and processing operations at the Meadowbank mine and the Amaruq open pit and underground mines. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine (“Akasaba West”). References to other operations are to the relevant mines, projects or properties, as applicable.
Meaning of “include” “including” and “such as”: When used in this MD&A the terms “include”, “including” and “such as” mean including and such as, without limitation, respectively.
Business Overview
Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mines are located in Canada, Australia, Finland and Mexico with exploration and development activities in Canada, Australia, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.
Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both doré bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.
Agnico Eagle’s operating mines and development projects are located in what the Company believes to be politically stable countries that are generally supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential.
2025 Developments
Tariffs
On February 1, 2025, the United States introduced tariffs on imports from countries including Canada. In response, the Canadian and other governments announced retaliatory tariffs on imports from the United States. In certain cases, the implementation or application of these tariffs have been postponed or modified and exceptions to such tariffs have been made in respect of certain goods. However, the international trade disputes set in motion by these tariffs, retaliatory tariffs and other actions remain fluid. At this time, the Company believes its revenue structure will be largely unaffected by the tariffs as its gold production is mostly refined in Canada, Australia or Europe. The Company continues to review its exposure to the tariffs and trade disputes and its alternatives to inputs sourced from suppliers that are or may become subject to the tariffs, or other trade disputes. However, approximately 60% of the Company’s cost structure relates to labour, contractors, energy and royalties, which are not expected to be directly affected by any of the tariffs or trade disputes. While there is uncertainty as to whether the tariffs or retaliatory tariffs will be implemented, the quantum of such tariffs, the goods on which they may be applied and the ultimate effect of tariffs or other trade disputes on the Company’s supply chains, the Company continues to monitor developments and may take steps to limit the effect of any tariffs or trade disputes on it as may be appropriate in the circumstances.
Acquisition of O3 Mining Inc.
On December 12, 2024, the Company announced that it had entered into a definitive support agreement with O3 Mining Inc. (“O3 Mining”), pursuant to which the Company agreed to offer to acquire, by way of take-over bid, all of the outstanding common shares of O3 Mining at C$1.67 per share in cash directly or indirectly

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
(the “O3 Offer”). On January 23, 2025, the Company, indirectly through a wholly-owned subsidiary, took-up and acquired 110,424,431 common shares of O3 Mining under the O3 Offer for aggregate consideration of C$184.4 million. The Company also extended the O3 Offer until February 3, 2025 to allow remaining shareholders of O3 Mining to tender to the O3 Offer. On February 3, 2025, the Company, indirectly through a wholly-owned subsidiary, took up and acquired an additional 4,360,806 O3 Shares during the extension period of the O3 Offer, resulting in an aggregate of 114,785,237 O3 Shares being taken up and acquired under the O3 Offer, representing approximately 95.6% of the outstanding O3 Shares on an undiluted basis, for aggregate consideration of C$191.7 million. On March 18, 2025, O3 Mining and one of the Company’s wholly-owned subsidiaries amalgamated under the Business Corporations Act (Ontario), which resulted in the Company owning 100% of the O3 Shares.
O3 Mining’s primary asset is its 100%-owned Marban Alliance property located near Val d’Or, in the Abitibi region of Québec, adjacent to Canadian Malartic. The Marban Alliance property includes the Marban deposit, which is an advanced exploration project with potential to support an open pit mining operation similar to those at the Barnat open pit at Canadian Malartic.
Repayment of Long-term Debt
During the nine months ended September 30, 2025, the Company repaid $50.0 million of its 2015 guaranteed senior unsecured 4.15% notes at maturity and $40.0 million of the 2017 Series A 4.42% notes at maturity.
During the nine months ended September 30, 2025, the Company also elected to repay in full the remaining outstanding principal of the 2016, 2017 and 2018 Notes prior to their respective maturity dates. The repayment totaled $860.0 million, consisting of $250.0 million related to the 2016 Notes, $260.0 million related to the 2017 Notes and $350.0 million related to the 2018 Notes.
The Company incurred debt extinguishment costs of $8.2 million relating to the repayment of the 2016, 2017 and 2018 Notes prior to their respective maturity dates.
Normal Course Issuer Bid
On May 1, 2025, the Company received approval from the Toronto Stock Exchange (“TSX”), to renew its normal course issuer bid (the “NCIB”) pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares. The Company is authorized to acquire an aggregate of $1.0 billion of its common shares under the NCIB. Under the NCIB, the Company may purchase its common shares for cancellation during the period commencing May 4, 2025 and ending on May 3, 2026. The Company intends to repurchase its common shares through the facilities of the TSX, the New York Stock Exchange or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled. Under the Company’s prior NCIB, which commenced on May 4, 2024 and ended on May 3, 2025, the Company obtained approval to purchase up to a total of 24,961,914 common shares of which 1,862,133 were purchased through the facilities of the TSX and NYSE at a weighted average price of approximately $80.5585 per common share.
Disposition of interest in Orla Mining Ltd.
During the third quarter of 2025, the Company sold 38,002,589 common shares of Orla Mining Ltd. (“Orla”) at a price of C$14.75 per common share for total consideration of C$560.5 million ($404.8 million). An after tax gain of $230.4 million was recognized through other comprehensive income, while a loss on the sale of shares resulting from the discount to market price of $34.1 million was recognized in net income.
Financial and Operating Results
Operating Results
Agnico Eagle reported net income of $1,055.0 million, or $2.10 per share, in the third quarter of 2025, compared with net income of $567.1 million, or $1.13 per share, in the third quarter of 2024.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Agnico Eagle reported adjusted net income1 of $1,085.2 million, or $2.16 per share1, in the third quarter of 2025, compared with adjusted net income of $572.6 million, or $1.14 per share, in the third quarter of 2024. Agnico Eagle reported EBITDA1 of $2,029.7 million in the third quarter of 2025 compared with $1,258.6 million in the third quarter of 2024. Adjusted EBITDA1 increased in the third quarter of 2025 to $2,098.2 million compared to $1,256.6 million in the third quarter of 2024. The Company reported higher adjusted net income, EBITDA and adjusted EBITDA primarily due to higher operating margins in the current period.
Agnico Eagle reported net income of $2,938.4 million, or $5.85 per share, in the first nine months of 2025, compared with net income of $1,386.3 million, or $2.78 per share, in the first nine months of 2024.
Agnico Eagle reported adjusted net income of $2,831.1 million, or $5.64 per share, in the first nine months of 2025, compared with adjusted net income of $1,485.3 million, or $2.97 per share, in the first nine months of 2024. Agnico Eagle reported EBITDA of $5,684.5 million in the first nine months of 2025 compared with $3,264.2 million in the first nine months of 2024. Adjusted EBITDA in the first nine months of 2025 increased to $5,601.9 million compared to $3,362.0 million in the first nine months of 2024. The Company reported higher adjusted net income, EBITDA and adjusted EBITDA primarily due to higher operating margin in the current period.
In the third quarter of 2025, operating margin1 increased by 61.8% to $2,220.2 million, compared with $1,372.0 million in the third quarter of 2024, primarily due to a 41.9% increase in revenues from mining operations resulting from a 39.5% higher realized price of gold between periods combined with a 1.5% increase in sales volume, mainly from Canadian Malartic, Macassa and Detour, partially offset by higher production costs mainly due to higher royalty costs. Royalty costs, which are included production costs, are directly linked to gold prices. The average realized gold price in the third quarter of 2025 was $3,476 per ounce, compared to $2,492 per ounce in the third quarter of 2024, resulting in increased revenues from mining operations and higher royalty costs in the current period.
In the first nine months of 2025, operating margin increased by 59.8% to $5,947.6 million, compared with $3,722.8 million in the first nine months of 2024, primarily due to a 37.6% increase in revenues from mining operations as a result of a 40.2% higher average realized price of gold between periods, partially offset by a 1.9% lower sales volume, mainly from Fosterville, Canadian Malartic and La India, and higher production costs mainly due to higher royalty costs. Royalty costs, which are included production costs, are directly linked to gold prices. The average realized gold price in the first nine months of 2025 was $3,221 per ounce, compared to $2,297 per ounce in the first nine months of 2024, resulting in increased revenues from mining operations and higher royalty costs in the current period.
Gold production increased to 866,936 ounces in the third quarter of 2025 compared with 863,445 ounces in the third quarter of 2024, primarily due to increased production at Canadian Malartic, LaRonde and Macassa, partially offset by decreased production at Fosterville and Meliadine.
Gold production decreased to 2,606,759 ounces in the first nine months of 2025, compared with 2,637,935 ounces in the first nine months of 2024, primarily due to decreased production at Fosterville, Canadian Malartic, La India and Pinos Altos, partially offset by increased production at Macassa and LaRonde.
Cash provided by operating activities increased to $1,815.9 million in the third quarter of 2025 compared with $1,084.5 million in the third quarter of 2024, primarily due to higher operating margin and more favourable working capital movements between periods.

1
Adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, operating margin, free cash flow and free cash flow before changes in non-cash components of working capital are non-GAAP measures or ratios that are not standardized financial measures under IFRS Accounting Standards. For reconciliation of these measures to the most directly comparable financial measure under IFRS Accounting Standards and a discussion of their composition and usefulness, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Cash provided by operating activities increased to $4,705.6 million in the first nine months of 2025 compared with $2,829.0 million in the first nine months of 2024, primarily due to the same reasons discussed above for the third quarter.
Free cash flow1 increased to $1,189.5 million in the third quarter of 2025 compared with $620.4 million in the third quarter of 2024, primarily due to higher operating margins and more favourable working capital movements between periods. Free cash flow before changes in non-cash components of working capital1 increased to $1,034.9 million in the third quarter of 2025 compared with $563.4 million in the third quarter of 2024, due to higher operating margin in the current period.
Free cash flow increased to $3,088.7 million in the first nine months of 2025 compared with $1,573.3 million in the first nine months of 2024. Free cash flow before changes in non-cash components of working capital increased to $2,585.8 million in the first nine months of 2025 compared with $1,535.0 million in the first nine months of 2024. The Company reported higher free cash flow and higher free cash flow before changes in non-cash components of working capital due to the same reasons discussed above for the third quarter.
The table below sets out variances in the key drivers of net income for the three and nine months ended September 30, 2025, compared with the three and nine months ended September 30, 2024:
(millions of United States dollars)	Three Months Ended September 30, 2025 vs. Three Months Ended September 30, 2024	Nine Months Ended September 30, 2025 vs. Nine Months Ended September 30, 2024
Increase in revenues from mining operations	$903.9	$2,281.8
(Increase) decrease in production costs due to effects of foreign currencies	(2.8)	41.7
Increase in production costs	(52.8)	(98.7)
Decrease in exploration and corporate development expenses	0.8	13.3
Increase in amortization of property, plant and mine development	(39.7)	(97.8)
Increase in general and administrative expenses	(19.2)	(40.9)
Decrease in finance costs	4.3	25.2
Change in derivative financial instruments	(37.4)	222.3
Change in non-cash foreign currency translation	10.0	17.4
Increase in care and maintenance	(4.1)	(12.4)
Increase in other expenses	(27.2)	(4.2)
Increase in income and mining taxes	(247.9)	(795.6)
Total net income variance	$487.9	$1,552.1
Three Months Ended September 30, 2025 vs. Three Months Ended September 30, 2024
Revenues from mining operations increased to $3,059.5 million in the third quarter of 2025, compared with $2,155.6 million in the third quarter of 2024, primarily due to a 39.5% increase in realized gold prices and higher sales volume from Canadian Malartic, Macassa and Detour Lake partially offset by lower sales volume from Fosterville and Meliadine.
Production costs were $839.3 million in the third quarter of 2025, a 7.1% increase compared with $783.7 million in the third quarter of 2024, as increased production costs at Meadowbank, Detour Lake and Meliadine were partially offset by decreased production costs at LaRonde. Overall production costs at all sites were affected by higher royalty costs resulting from higher gold prices.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Total cash costs per ounce2 increased to $994 on a by-product basis and $1,051 on a co-product basis in the third quarter of 2025, compared with $921 on a by-product basis and $953 on a co-product basis in the third quarter of 2024, primarily due to higher cash costs at Meadowbank, Fosterville and Meliadine, partially offset by lower cash costs at LaRonde, Canadian Malartic and Macassa.
Amortization of property, plant and mine development increased by $39.7 million to $429.9 million between the third quarter of 2024 and the third quarter of 2025 as higher amortization at Meadowbank, Detour Lake and Meliadine was partially offset by lower amortization at Macassa, Fosterville and Kittila.
General and administrative expenses increased to $67.8 million during the third quarter of 2025, compared with $48.5 million during the third quarter of 2024 primarily due to an increase in employee compensation costs as a result of the appreciation of the share price between periods.
Loss on derivative financial instruments amounted to $20.2 million during the third quarter of 2025, compared with a gain of $17.2 million during the third quarter of 2024, primarily due to unfavourable movements in foreign exchange rates between periods.
Other expenses increased to $31.6 million during the third quarter of 2025, compared with $4.5 million during the third quarter of 2024, primarily due to the loss on the sale of equity securities in the current period, partially offset by higher levels of interest income on cash balances between periods.
In the third quarter of 2025, the Company recorded income and mining taxes expense of $520.6 million on income before income and mining taxes of $1,575.6 million, resulting in an effective tax rate of 33.0%. In the third quarter of 2024, the Company recorded income and mining taxes expense of $272.7 million on income before income and mining taxes of $839.8 million, resulting in an effective tax rate of 32.5%. The increase in the effective tax rate between the third quarter of 2025 and the third quarter of 2024 is primarily due to a larger proportion of taxable income being earned in jurisdictions with higher statutory tax rates.
There are several factors that can significantly affect the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to fluctuate significantly in future periods.
Nine Months Ended September 30, 2025 vs. Nine Months Ended September 30, 2024
Revenues from mining operations increased to $8,343.9 million during the nine months ended September 30, 2025, compared with $6,062.1 million in the nine months ended September 30, 2024, primarily due to a 40.2% increase in realized gold prices and higher sales volume from Macassa, LaRonde and Detour Lake partially offset by lower sales volume from Fosterville, Canadian Malartic and La India.
Production costs were $2,396.2 million in the nine months ended September 30, 2025, a $57.0 million increase compared with $2,339.2 million in the nine months ended September 30, 2024, as increased production costs at Detour Lake, Meadowbank and Meliadine were partially offset by lower production costs at Canadian Malartic and LaRonde. Overall production costs at all sites were affected by higher royalty costs resulting from higher gold prices.
Total cash costs per ounce increased to $943 on a by-product basis and $992 on a co-product basis in the nine months ended September 30, 2025, compared with $897 on a by-product basis and $931 on a co-product basis in the nine months ended September 30, 2024, primarily due to higher cash costs at Fosterville, Meadowbank, Detour Lake and Meliadine, partially offset by lower cash costs at LaRonde and Macassa.

2
Total cash cost per ounce is a non-GAAP measure that is not a standardized financial measure under IFRS Accounting Standards. For a reconciliation of this measure on a by-product and co-product basis to production costs and a discussion of the composition and usefulness of this measure, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Amortization of property, plant and mine development increased by $97.8 million to $1,223.7 million between the nine months ended September 30, 2024 and the nine months ended September 30, 2025, primarily due to higher amortization at Canadian Malartic, Detour Lake, Meliadine and Meadowbank partially offset by lower amortization at Macassa and Fosterville.
General and administrative expenses increased to $186.4 million during the nine months ended September 30, 2025, compared with $145.4 million during the nine months ended September 30, 2024, primarily due to an increase in employee compensation costs as a result of the appreciation of the share price between periods.
Finance costs decreased to $74.0 million during the nine months ended September 30, 2025, compared with $99.3 million during the nine months ended September 30, 2024, primarily due to repayments of the Company’s long term debt between periods.
Gain on derivative financial instruments amounted to $173.9 million during the nine months ended September 30, 2025, compared with a loss of $48.4 million during the nine months ended September 30, 2024, primarily due to favourable movements in foreign exchange rates between periods.
In the nine months ended September 30, 2025, the Company recorded income and mining taxes expense of $1,448.4 million on income before income and mining taxes of $4,386.8 million, resulting in an effective tax rate of 33.0%. During the nine months ended September 30, 2024, the Company recorded income and mining taxes expense of $652.7 million on income before income and mining taxes of $2,039.0 million, resulting in an effective tax rate of 32.0%. The increase in the effective tax rate between the nine months ended September 30, 2025 and the nine months ended September 30, 2024 is primarily due to a larger proportion of taxable income being earned in jurisdictions with higher statutory tax rates.
LaRonde mine
	Three Months Ended				Nine Months Ended
LaRonde mine — Operating Statistics	September 30, 2025		September 30, 2024		September 30, 2025		September 30, 2024
Tonnes of ore milled (thousands of tonnes)		394		355		1,103		1,149
Tonnes of ore milled per day		4,283		3,859		4,040		4,193
Gold grade (g/t)		4.99		4.45		6.07		4.72
Gold production (ounces)		59,172		47,313		201,319		161,388
Production costs per tonne (C$)	C$	164	C$	285	C$	218	C$	229
Minesite costs per tonne (C$)	C$	216	C$	220	C$	224	C$	208
Production costs per ounce		$794		$1,569		$855		$1,199
Total cash costs per ounce		$839		$1,078		$725		$934
Gold production
Third Quarter of 2025 — At the LaRonde mine, gold production increased by 25.1% to 59,172 ounces in the third quarter of 2025, compared with 47,313 ounces in the third quarter of 2024, primarily due to higher gold grades, as expected under the mining sequence, combined with higher throughput levels.
First Nine Months of 2025 — Gold production at the LaRonde mine increased by 24.7% to 201,319 ounces in the first nine months of 2025, compared with 161,388 ounces in the first nine months of 2024 primarily due to higher gold grades as expected under the mining sequence, partially offset by lower throughput levels.
Production costs
Third Quarter of 2025 — Production costs at the LaRonde mine were $47.0 million in the third quarter of 2025, a decrease of 36.7% compared with production costs of $74.2 million in the third quarter of 2024, primarily due to the timing of inventory sales, partially offset by higher mining, milling and royalty costs, from higher gold prices, incurred in the current period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Production costs per tonne decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs and the higher volume of ore tonnes processed in the current period. Production costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs and higher gold production in the current period.
First Nine Months of 2025 — Production costs at the LaRonde mine were $172.1 million in the first nine months of 2025, a decrease of 11.0% compared with production costs of $193.5 million in the first nine months of 2024, primarily due to the timing of inventory sales and a stockpile build-up in the current period compared to the consumption of stockpiles in the prior-year period, partially offset by higher mining, milling and royalty costs in the current period.
Production costs per tonne decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs, partially offset by the lower volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs and higher gold production in the current period from higher gold grades.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2025 — Minesite costs per tonne decreased when compared to the prior-year period due to the higher volume of ore tonnes processed in the current period, partially offset by higher mining, milling and royalty costs. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for the lower minesite cost per tonne and higher gold grades.
First Nine Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to higher mining, milling and royalty costs and a lower volume of ore milled in the current period. Total cash costs per ounce decreased due to higher gold production in the current period from higher gold grades, partially offset by the higher minesite costs per tonne.
LaRonde Zone 5 mine
	Three Months Ended				Nine Months Ended
LaRonde Zone 5 mine — Operating Statistics	September 30, 2025		September 30, 2024		September 30, 2025		September 30, 2024
Tonnes of ore milled (thousands of tonnes)		370		332		1,010		898
Tonnes of ore milled per day		4,022		3,609		3,700		3,277
Gold grade (g/t)		2.00		1.86		2.06		2.06
Gold production (ounces)		22,350		18,292		62,946		54,915
Production costs per tonne (C$)	C$	89	C$	78	C$	95	C$	88
Minesite costs per tonne (C$)	C$	95	C$	93	C$	96	C$	94
Production costs per ounce		$1,066		$1,034		$1,096		$1,057
Total cash costs per ounce		$1,157		$1,285		$1,136		$1,160
Gold production
Third Quarter of 2025 — At the LaRonde Zone 5 mine, gold production increased by 22.2% to 22,350 ounces in the third quarter of 2025 compared with 18,292 ounces in the third quarter of 2024, primarily due to higher throughput levels achieved from increased productivity from automation initiatives and the re-start of the LZ5 processing facility in August 2024 after a planned shutdown for the Carbon-in-Leach tanks upgrade in the prior-year period, combined with higher gold grades.
First Nine Months of 2025 — Gold production increased by 14.6% to 62,946 ounces in the first nine months of 2025 from 54,915 ounces in the first nine months of 2024 at the LaRonde Zone 5 mine primarily due to

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
higher throughput levels from increased productivity from automation initiatives and the re-start of the LZ5 processing facility in August 2024 after a planned shutdown for the Carbon-in-Leach tanks upgrade in the prior-year period.
Production costs
Third Quarter of 2025 — Production costs at the LaRonde Zone 5 mine were $23.8 million in the third quarter of 2025, an increase of 26.0% compared with production costs of $18.9 million in the third quarter of 2024, primarily due to higher milling costs, the consumption of stockpiles, resulting in associated re-handling costs, the timing of inventory sales and higher royalty costs in the current period.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by higher gold production in the current period.
First Nine Months of 2025 — Production costs at the LaRonde Zone 5 mine were $69.0 million in the first nine months of 2025, an increase of 18.9% compared with production costs of $58.1 million in the first nine months of 2024, primarily due to higher milling costs, the consumption of stockpiles, resulting in associated re-handling costs, the timing of inventory sales and higher royalty costs in the current period.
Production costs per tonne increased when compared to the prior-year period, for the same reasons outlined above for higher production costs, partially offset by the higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs per tonne.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to higher milling costs, the consumption of stockpiles, resulting in associated re-handling costs, and higher royalty costs in the current period, partially offset by the higher volume of ore milled in the current period. Total cash costs per ounce decreased when compared to the prior-year period due higher gold production in the current period, partially offset by higher minesite cost per tonne.
First Nine Months of 2025 — Minesite costs per tonne increased as compared to the prior-year period due to higher milling costs, the consumption of stockpiles, resulting in associated re-handling costs, and higher royalty costs in the current period. Total cash costs per ounce decreased when compared to the prior-year period due higher gold production in the current period, partially offset by minesite cost per tonne.
LaRonde complex
	Three Months Ended				Nine Months Ended
LaRonde complex — Operating Statistics	September 30, 2025		September 30, 2024		September 30, 2025		September 30, 2024
Tonnes of ore milled (thousands of tonnes)		764		687		2,113		2,047
Tonnes of ore milled per day		8,304		7,467		7,740		7,471
Gold grade (g/t)		3.54		3.20		4.15		3.55
Gold production (ounces)		81,522		65,605		264,265		216,303
Production costs per tonne (C$)	C$	128	C$	185	C$	160	C$	167
Minesite costs per tonne (C$)	C$	157	C$	158	C$	163	C$	158
Production costs per ounce		$868		$1,420		$913		$1,163
Total cash costs per ounce		$926		$1,135		$822		$991

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Gold production
Third Quarter of 2025 — Gold production at the LaRonde complex increased when compared to the prior-year period primarily due to higher throughput levels and higher grades.
First Nine Months of 2025 — Gold production at the LaRonde complex increased when compared to the prior-year period primarily due to higher throughput levels and higher grades.
Production costs
Third Quarter of 2025 — Production costs at the LaRonde complex decreased by 24.0% in the third quarter of 2025 when compared with the third quarter of 2024, primarily due to the timing of inventory sales, partially offset by higher milling, royalty and mining costs in the current period.
Production costs per tonne decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs and the higher volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year for the same reasons outlined above for lower production costs and higher gold production ounces in the current period.
First Nine Months of 2025 — Production costs at the LaRonde complex decreased by 4.1% in the first nine months of 2025 compared with the first nine months of 2024 primarily due to the timing of inventory sales, partially offset by higher milling and royalty costs in the current period.
Production costs per tonne decreased when compared to the prior-year period primarily due to the same reasons outlined above for lower production costs and the higher volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year for the same reasons outlined above for lower production costs, and the increased gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2025 — Minesite costs per tonne decreased slightly when compared to the prior-year period due to the higher volume of ore milled in the current period. Total cash costs per ounce decreased when compared to the prior-year due to the higher gold production and the lower minesite costs per tonne in the current period.
First Nine Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher milling, royalty and mining costs in the current period, partially offset by the higher volume of ore milled in the period. Total cash costs per ounce decreased when compared to the prior-year period primarily due to higher gold production, partially offset by higher minesite costs per tonne.
Canadian Malartic
	Three Months Ended				Nine Months Ended
Canadian Malartic — Operating Statistics	September 30, 2025		September 30, 2024		September 30, 2025		September 30, 2024
Tonnes of ore milled (thousands of tonnes)		5,091		4,862		14,919		15,217
Tonnes of ore milled per day		55,337		52,848		54,648		55,536
Gold grade (g/t)		1.05		0.98		1.11		1.12
Gold production (ounces)		156,875		141,392		489,179		509,169
Production costs per tonne (C$)	C$	33	C$	36	C$	33	C$	36
Minesite costs per tonne (C$)	C$	41	C$	41	C$	43	C$	41
Production costs per ounce		$793		$912		$734		$785
Total cash costs per ounce		$959		$1,025		$919		$906

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Gold production
Third Quarter of 2025 — At Canadian Malartic, gold production increased by 11.0% to 156,875 ounces in the third quarter of 2025 compared with 141,392 ounces in the third quarter of 2024, primarily due to higher gold grades from the Barnat pit and higher throughput.
First Nine Months of 2025 — At Canadian Malartic, gold production decreased by 3.9% to 489,179 ounces in the first nine months of 2025 compared with 509,169 ounces in the first nine months of 2024, due to lower throughput and lower gold grades per the mining sequence and an increased volume of ore sourced from the low-grade stockpiles in the current period.
Production costs
Third Quarter of 2025 — Production costs at Canadian Malartic were $124.4 million in the third quarter of 2025, a decrease of 3.6% compared with production costs of $129.0 million in the third quarter of 2024, primarily due to lower mining costs and lower stockpile re-handling costs in the current period, partially offset by higher milling and royalty costs.
Production costs per tonne decreased when compared to the prior-year period primarily due to the same reasons outlined above for the lower production costs as well as a higher volume of ore milled. Production costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for the lower production costs and higher gold production in the current period.
First Nine Months of 2025 — Production costs at Canadian Malartic were $359.0 million in the first nine months of 2025, a decrease of 10.2% compared with production costs of $399.9 million in the first nine months of 2024, due to lower mining costs and lower stockpile re-handling costs in the current period, partially offset by higher milling and royalty costs.
Production costs per tonne decreased as compared to the prior-year period primarily due to the same reasons outlined above for the lower production costs, partially offset by the lower volume of ore milled. Production costs per ounce decreased when compared to the prior-year period primarily due to the same reasons outlined above for the lower production costs, partially offset by lower gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2025 — Minesite costs per tonne remained the same when compared to the prior-year period due to higher milling and royalty costs during the quarter being offset by lower mining costs and stockpile re-handling costs combined with the higher volume of ore milled. Total cash costs per ounce decreased when compared to the prior-year period due to higher gold production in the current period.
First Nine Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to higher milling and royalty costs during the quarter and the lower volume of ore milled in the current period, partially offset by lower mining and stockpile re-handling costs in the current period. Total cash costs per ounce increased when compared to the prior-year period due to the higher minesite costs per tonne and lower gold production in the current period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Goldex
	Three Months Ended				Nine Months Ended
Goldex — Operating Statistics	September 30, 2025		September 30, 2024		September 30, 2025		September 30, 2024
Tonnes of ore milled (thousands of tonnes)		843		739		2,454		2,264
Tonnes of ore milled per day		9,163		8,033		8,989		8,263
Gold grade (g/t)		1.26		1.51		1.38		1.59
Gold production (ounces)		29,375		30,334		92,509		98,472
Production costs per tonne (C$)	C$	59	C$	63	C$	62	C$	60
Minesite costs per tonne (C$)	C$	63	C$	61	C$	63	C$	60
Production costs per ounce		$1,224		$1,130		$1,171		$1,021
Total cash costs per ounce		$1,076		$1,031		$997		$945
Commercial production was achieved at Akasaba West in February 2024 and the comparative information set out below for the nine months ended September 30, 2024 only includes seven months of production from Akasaba West.
Gold production
Third Quarter of 2025 — Gold production at Goldex slightly decreased to 29,375 ounces in the third quarter of 2025, compared with 30,334 ounces in the third quarter of 2024, primarily due to increased ore sourced from lower-grade Akasaba West, partially offset by higher throughput.
First Nine Months of 2025 — Gold production decreased by 6.1% to 92,509 ounces in the first nine months of 2025, compared with 98,472 ounces in the first nine months of 2024 at Goldex due to increased ore sourced from lower-grade Akasaba West, partially offset by higher throughput.
Production costs
Third Quarter of 2025 — Production costs at Goldex were $36.0 million in the third quarter of 2025, an increase of 4.9% compared with production costs of $34.3 million in the third quarter of 2024, primarily due to the consumption of stockpiles resulting in associated re-handling costs and higher underground mining, milling and royalty costs, partially offset by the timing of inventory sales.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled, partially offset by the same reasons outlined above for higher production costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs and slightly lower gold production in the current period.
First Nine Months of 2025 — Production costs at Goldex were $108.3 million in the first nine months of 2025, an increase of 7.7% compared with production costs of $100.5 million in the first nine months of 2024, primarily due to higher mining costs associated with Akasaba West, higher stockpile re-handling costs and higher milling and royalty costs, partially offset by the timing of inventory sales.
Production costs per tonne increased when compared to the prior-year period for the same reasons outlined above for higher production costs, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs combined with lower gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the consumption of stockpiles, resulting in associated re-handling costs, higher underground mining, milling

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
and royalty costs, partially offset by the higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period due to higher minesite costs per tonne and lower gold production in the current period.
First Nine Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher mining costs associated with Akasaba West, higher stockpile re-handling costs and higher milling and royalty costs. Total cash costs per ounce increased when compared to the prior-year period due to higher minesite costs per tonne and lower gold production in the current period.
Detour Lake
	Three Months Ended				Nine Months Ended
Detour Lake — Operating Statistics	September 30, 2025		September 30, 2024		September 30, 2025		September 30, 2024
Tonnes of ore milled (thousands of tonnes)		7,351		7,082		20,817		20,376
Tonnes of ore milled per day		79,902		76,978		76,253		74,365
Gold grade (g/t)		0.82		0.85		0.83		0.84
Gold production (ounces)		176,539		173,891		497,649		492,889
Production costs per tonne (C$)	C$	28	C$	24	C$	29	C$	25
Minesite costs per tonne (C$)	C$	28	C$	26	C$	30	C$	26
Production costs per ounce		$856		$731		$859		$770
Total cash costs per ounce		$831		$779		$894		$812
Gold production
Third Quarter of 2025 — At Detour Lake, gold production increased by 1.5% to 176,539 ounces in the third quarter of 2025 compared with 173,891 ounces produced in the third quarter of 2024 primarily due to higher throughput from a higher mill run-time and optimized mill equipment, partially offset by slightly lower gold grades from an increased volume of ore sourced from lower grade stockpiles in the current period.
First Nine Months of 2025 — Gold production at Detour Lake increased by 1.0% to 497,649 ounces in the first nine months of 2025 compared with 492,889 ounces in the first nine months of 2024, primarily due to higher throughput from a higher mill run-time and optimized mill equipment, partially offset by slightly lower gold grades from an increased volume of ore sourced from lower grade stockpiles in the current period.
Production costs
Third Quarter of 2025 — Production costs at Detour Lake were $151.2 million in the third quarter of 2025, an increase of 18.9% compared with production costs of $127.2 million in the third quarter of 2024, primarily due to the consumption of stockpiles, resulting in associated re-handling costs, combined with higher mining, maintenance and royalty costs, partially offset by a higher deferred stripping ratio between periods and lower milling costs.
Production costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for higher production costs, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by higher ounces of gold produced in the current period.
First Nine Months of 2025 — Production costs at Detour Lake were $427.5 million in the first nine months of 2025, an increase of 12.7% compared to production costs of $379.4 million during the first nine months of 2024, primarily due to the consumption of stockpiles, resulting in associated re-handling costs, combined with higher mining and royalty costs, partially offset by a higher deferred stripping ratio between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Production costs per tonne and production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by higher volume of ore milled and higher gold production, respectively, in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2025 — Minesite costs per tonne increased when compared to the prior period due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per ounce.
First Nine Months of 2025 — Minesite costs per tonne increased compared to the prior-year period due to the same reasons outlined above for the higher production costs per tonne. Total cash cost per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per ounce.
Macassa
	Three Months Ended				Nine Months Ended
Macassa — Operating Statistics	September 30, 2025		September 30, 2024		September 30, 2025		September 30, 2024
Tonnes of ore milled (thousands of tonnes)		133		134		424		420
Tonnes of ore milled per day		1,446		1,457		1,553		1,533
Gold grade (g/t)		18.95		16.84		18.98		15.43
Gold production (ounces)		78,832		70,727		252,224		203,048
Production costs per tonne (C$)	C$	510	C$	489	C$	484	C$	476
Minesite costs per tonne (C$)	C$	547	C$	539	C$	537	C$	502
Production costs per ounce		$617		$680		$582		$723
Total cash costs per ounce		$659		$750		$643		$763
Gold production
Third Quarter of 2025 — At Macassa, gold production increased by 11.5% to 78,832 ounces in the third quarter of 2025 compared with 70,727 ounces in the third quarter of 2024, primarily due to higher gold grades resulting from the mining sequence.
First Nine Months of 2025 — Gold production at Macassa increased by 24.2% to 252,224 ounces in the first nine months of 2025 compared with 203,048 ounces in the first nine months of 2024, primarily due to higher gold grades resulting from the mining sequence.
Production costs
Third Quarter of 2025 — Production costs were $48.7 million in the third quarter of 2025, an increase of 1.2% compared with production costs of $48.1 million in the third quarter of 2024, primarily due to higher royalty and milling costs, partially offset by a stockpile build-up in the current period.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs. Production costs per ounce decreased when compared to the prior-year period due to increased gold production in the period from higher gold grades, partially offset by the same factors outlined above for higher production costs.
First Nine Months of 2025 — Production costs were $146.7 million in the first nine months of 2025, slightly lower production costs of $146.8 million during the first nine months of 2024, primarily due to stockpile build-up in the period and the timing of inventory sales, being partially offset by higher royalty, milling and mining costs in the current period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Production costs per tonne increased when compared to the prior-year period primarily due to higher royalty, milling and mining costs, partially offset by a stockpile build-up in the period. Production costs per ounce decreased when compared to the prior-year period due to increased gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs per ounce.
First Nine Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs per ounce.
Meliadine
	Three Months Ended				Nine Months Ended
Meliadine — Operating Statistics	September 30, 2025		September 30, 2024		September 30, 2025		September 30, 2024
Tonnes of ore milled (thousands of tonnes)		627		533		1,730		1,450
Tonnes of ore milled per day		6,815		5,793		6,337		5,292
Gold grade (g/t)		4.83		6.08		5.26		6.34
Gold production (ounces)		93,836		99,838		282,611		284,238
Production costs per tonne (C$)	C$	187	C$	192	C$	228	C$	238
Minesite costs per tonne (C$)	C$	234	C$	226	C$	239	C$	241
Production costs per ounce		$913		$752		$1,000		$895
Total cash costs per ounce		$1,128		$889		$1,050		$908
Gold production
Third Quarter of 2025 — At Meliadine, gold production decreased by 6.0% to 93,836 ounces in the third quarter of 2025 compared with 99,838 ounces in the third quarter of 2024, primarily due to lower gold grades resulting from an increased sourcing of ore from the open pit, a change in mine sequencing and processing of low grade stockpiles in the current period, partially offset by higher throughput.
First Nine Months of 2025 — Gold production decreased by 0.6% to 282,611 ounces in the first nine months of 2025 compared with 284,238 ounces in the first nine months of 2024, primarily due to lower gold grades resulting from an increased sourcing of ore from the open pit, a change in mine sequencing and processing of low grade stockpiles in the current period, partially offset by higher throughput.
Production costs
Third Quarter of 2025 — Production costs at Meliadine were $85.7 million in the third quarter of 2025, an increase of 14.1% compared with production costs of $75.1 million in the third quarter of 2024, primarily due the consumption of stockpiles, resulting in associated re-handling costs, and higher underground mine, maintenance, consumables and royalty costs in the current period, partially offset by the timing of inventory sales.
Production costs per tonne decreased when compared to the prior-year period due to a higher volume of ore milled, partially offset by the same factors outlined above for higher production costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs and lower gold production in the current period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
First Nine Months of 2025 — Production costs at Meliadine were $282.6 million during the first nine months of 2025, an increase of 11.0% compared to production costs of $254.5 million during the first nine months of 2024, primarily due the consumption of stockpiles, resulting in associated re-handling costs, and higher underground mining, maintenance, consumables and royalty costs in the current period, partially offset by the timing of inventory sales and lower open pit mining costs.
Production costs per tonne decreased when compared to the prior-year period due to a higher volume of ore milled in the current period, partially offset by the same reasons outlined above for higher production costs. Production costs per ounce increased for the same factors outlined above for higher production costs.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period primarily due the consumption of stockpiles, resulting in associated re-handling costs, and higher underground mine, maintenance, consumables and royalty costs in the current period, partially offset by the higher volume of ore milled in the current period. Total cash costs per ounce increased when compared to the prior-year period due to the higher minesite costs per tonne and lower gold production in the current period.
First Nine Months of 2025 — Minesite costs per tonne decreased when compared to the prior-year period primarily due the higher volume of ore milled in the current period, partially offset by the consumption of stockpiles, resulting in associated re-handling costs, and higher underground mining, maintenance, consumables and royalty costs in the current period, partially offset by lower open pit mining costs. Total cash costs per ounce increased when compared to the prior-year period primarily due to the higher minesite costs per tonne and lower gold production in the current period.
Meadowbank
	Three Months Ended				Nine Months Ended
Meadowbank — Operating Statistics	September 30, 2025		September 30, 2024		September 30, 2025		September 30, 2024
Tonnes of ore milled (thousands of tonnes)		1,177		1,083		2,906		3,144
Tonnes of ore milled per day(i)		12,793		11,772		11,813		11,474
Gold grade (g/t)		3.96		4.19		4.45		4.21
Gold production (ounces)		136,152		133,502		378,213		387,695
Production costs per tonne (C$)	C$	191	C$	145	C$	190	C$	152
Minesite costs per tonne (C$)	C$	194	C$	153	C$	189	C$	155
Production costs per ounce		$1,200		$867		$1,048		$910
Total cash costs per ounce		$1,192		$910		$1,036		$923

Note:
(i)
The daily milling rate for the nine months ended September 30, 2025 excludes 27 days in which the mill was not operating as a result of Caribou migration patterns during the second quarter of 2025, preventing the transport of ore from Amaruq.

Gold production
Third Quarter of 2025 — At Meadowbank, gold production increased by 2.0% to 136,152 ounces in the third quarter of 2025, compared with 133,502 ounces in the third quarter of 2024, primarily due to higher throughput, partially offset by lower gold grades from the mining sequence, as planned.
First Nine Months of 2025 — Gold production decreased by 2.4% to 378,213 ounces in the first nine months of 2025 compared with 387,695 ounces in the first nine months of 2024, primarily due to lower throughput as a result of a longer than expected caribou migration period which forced mill shutdowns during the second quarter of 2025, partially offset by planned higher gold grades from the mining sequence.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Production costs
Third Quarter of 2025 — Production costs at Meadowbank were $163.4 million in the third quarter of 2025, an increase of 41.2% compared with production costs of $115.7 million in the third quarter of 2024, primarily due to higher royalty costs and the consumption of stockpiles, resulting in associated re-handling costs.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by the higher volume of ore milled in the period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by higher gold production in the current period.
First Nine Months of 2025 — Production costs at Meadowbank were $396.4 million in the first nine months of 2025, an increase of 12.3% compared with production costs of $352.9 million in the first nine months of 2024, primarily due to higher royalty costs and the consumption of stockpiles, resulting in associated re-handling costs.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, and the lower volume of ore milled in the period resulting from mill shutdowns during the second quarter, due to a longer than expected caribou migration period. Production costs per ounce increased when compared to the prior-year period primarily due to the same reasons outlined above for higher production costs and lower gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
First Nine Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Asset Retirement Obligation
At June 30, 2025, the Company revised its estimate of the Meadowbank Asset Retirement Obligation (“ARO”). The revision was based on an updated internal analysis completed in the period which resulted in the ARO liability related to Meadowbank being increased by $198.2 million to a total liability of $427.4 million, with a corresponding adjustment to the related ARO asset. The increase in the ARO was primarily driven by revised estimates for dismantling infrastructure, transportation and fuel costs and expected operating costs during the closure period. These updates reflect the scale of the operational footprint and logistical requirements at Meadowbank.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Fosterville
	Three Months Ended				Nine Months Ended
Fosterville — Operating Statistics	September 30, 2025		September 30, 2024		September 30, 2025		September 30, 2024
Tonnes of ore milled (thousands of tonnes)		198		246		549		652
Tonnes of ore milled per day		2,152		2,674		2,011		2,380
Gold grade (g/t)		5.76		8.61		7.56		9.28
Gold production (ounces)		34,966		65,532		128,155		188,064
Production costs per tonne (A$)	A$	295	A$	271	A$	307	A$	267
Minesite costs per tonne (A$)	A$	289	A$	261	A$	315	A$	264
Production costs per ounce		$1,088		$677		$851		$611
Total cash costs per ounce		$1,066		$651		$870		$602
Gold production
Third Quarter of 2025 — At Fosterville, gold production decreased by 46.6% to 34,966 ounces in the third quarter of 2025 compared with 65,532 ounces in the third quarter of 2024, due to lower gold grades and throughput resulting from the mining sequence as planned.
First Nine Months of 2025 — Gold production at Fosterville decreased by 31.9% to 128,155 ounces in the first nine months of 2025, compared with 188,064 ounces in the first nine months of 2024, due to lower gold grades and throughput resulting from the mining sequence as planned.
Production costs
Third Quarter of 2025 — Production costs were $38.0 million in the third quarter of 2025, a decrease of 14.2% compared with production costs of $44.3 million in the third quarter of 2024, primarily due to lower mining and mill milling costs and a stockpile build-up in the period.
Production costs per tonne increased when compared to the prior-year period due to the lower volume of ore milled, partially offset by the same factors outlined above that resulted in lower production costs. Production costs per ounce increased when compared to the prior-year period due to lower gold production in the period, partially offset by the same factors outlined that resulted in lower production costs.
First Nine Months of 2025 — Production costs were $109.1 million in the first nine months of 2025, a decrease of 5.0% compared to production costs of $114.8 million during the first nine months of 2024, primarily due to lower mining costs, partially offset by higher royalty costs.
Production costs per tonne increased when compared to the prior-year period due to the lower volume of ore milled, partially offset by the same factors outlined above that resulted in lower production costs. Production costs per ounce increased when compared to the prior-year period due to lower gold production in the period, partially offset by the same factors outlined above that resulted in lower production costs.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
First Nine Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above that resulted in higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above that resulted in higher production costs per ounce.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Kittila
	Three Months Ended		Nine Months Ended
Kittila — Operating Statistics	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Tonnes of ore milled (thousands of tonnes)	558	544	1,562	1,550
Tonnes of ore milled per day	6,065	5,913	5,722	5,657
Gold grade (g/t)	3.91	3.94	3.91	4.10
Gold production (ounces)	57,954	56,715	162,415	166,967
Production costs per tonne (€)	€95	€100	€99	€105
Minesite costs per tonne (€)	€94	€96	€99	€103
Production costs per ounce	$1,066	$1,057	$1,063	$1,057
Total cash costs per ounce	$1,036	$1,010	$1,058	$1,032
Gold production
Third Quarter of 2025 — At Kittila, gold production increased by 2.2% to 57,954 ounces in the third quarter of 2025, compared with 56,715 ounces in the third quarter of 2024, primarily due to higher throughput and recovery rates in the current period, partially offset by lower gold grades resulting from the mining sequence.
First Nine Months of 2025 — Gold production decreased by 2.7% to 162,415 ounces in the first nine months of 2025, compared with 166,967 ounces in the first nine months of 2024 at Kittila, primarily due to lower grades resulting from the mining sequence, partially offset by higher throughput and recovery rates in the current period.
Production costs
Third Quarter of 2025 — Production costs at Kittila were $61.8 million in the third quarter of 2025, an increase of 3.0% compared with production costs of $60.0 million in the third quarter of 2024, primarily due to the strengthening of the Euro relative to the US dollar between periods and higher milling and royalty costs in the current period, partially offset by lower mining costs.
Production costs per tonne decreased when compared to the prior-year period due to lower mining costs and higher volume of ore milled in the current period, partially offset by higher milling and royalty costs in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by higher gold production in the current period.
First Nine Months of 2025 — Production costs at Kittila were $172.7 million in the first nine months of 2025, a decrease of 2.2% compared with production costs of $176.5 million in the first nine months of 2024, primarily due to a build-up in stockpiles and lower underground production costs, partially offset by higher royalty costs and the strengthening of the Euro relative to the US dollar in the current period.
Production costs per tonne decreased when compared to the prior-year period primarily due to a build-up in stockpiles and lower underground production costs and higher volume of ore milled in the current period, partially offset by higher royalty costs. Production costs per ounce increased when compared to the prior-year period due to lower gold production, higher royalty costs and the strengthening of the Euro relative to the US dollar in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2025 — Minesite costs per tonne decreased when compared to the prior-year period primarily due to the same reasons outlined above for lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
First Nine Months of 2025 — Minesite costs per tonne decreased when compared to the prior-year period primarily due to the same reasons outlined above for lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Pinos Altos
	Three Months Ended		Nine Months Ended
Pinos Altos — Operating Statistics	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Tonnes of ore milled (thousands of tonnes)	431	446	1,252	1,326
Tonnes of ore milled per day	4,685	4,848	4,586	4,839
Gold grade (g/t)	1.57	1.58	1.55	1.72
Gold production (ounces)	20,885	21,371	59,539	69,850
Production costs per tonne	$129	$104	$119	$93
Minesite costs per tonne	$123	$96	$120	$94
Production costs per ounce	$2,655	$2,174	$2,498	$1,761
Total cash costs per ounce	$1,906	$1,531	$2,017	$1,426
Gold production
Third Quarter of 2025 — At Pinos Altos, gold production decreased by 2.3% to 20,885 ounces in the third quarter of 2025, compared with 21,371 ounces in the third quarter of 2024, primarily due to lower throughput.
First Nine Months of 2025 — Gold production decreased by 14.8% to 59,539 ounces in the first nine months of 2025, compared with 69,850 ounces in the first nine months of 2024 at Pinos Altos, primarily due to lower gold grades and lower throughput between periods.
Production costs
Third Quarter of 2025 — Production costs at Pinos Altos were $55.4 million in the third quarter of 2025, an increase of 19.3% compared with production costs of $46.5 million in the third quarter of 2024, primarily due to higher underground mining and maintenance costs, partially offset by lower milling costs.
Production costs per tonne increased when compared to the prior-year period for the same reasons outlined above for higher production costs and a lower volume of tonnes milled in the period. Production costs per ounce increased when compared to the prior-year period for the same reasons outlined above for higher production costs and lower gold production in the current period.
First Nine Months of 2025 — Production costs at Pinos Altos were $148.7 million in the first nine months of 2025, an increase of 20.9% compared with production costs of $123.0 million in the first nine months of 2024, primarily due higher underground mining and maintenance costs, partially offset by lower milling costs.
Production costs per tonne increased when compared to the prior-year period for the same reasons outlined above for higher production costs and a lower volume of tonnes milled in the period. Production costs per ounce increased when compared to the prior-year period for the same reasons outlined above for higher production costs and lower gold production in the current period
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
First Nine Months of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Balance Sheet Review
(thousands of United States dollars)	As at September 30, 2025	As at December 31, 2024
Current assets	$4,468,353	$2,805,281
Non-current assets	28,218,560	27,181,737
Total assets	$32,686,913	$29,987,018
Current liabilities	$2,107,730	$1,511,965
Non-current liabilities	7,071,726	7,642,153
Total liabilities	$9,179,456	$9,154,118
Total assets of $32.7 billion as at September 30, 2025 increased by $2.7 billion, compared with total assets of $30.0 billion as at December 31, 2024. The increase in total assets is primarily due to an increase in cash and cash equivalents, investments and inventories. The Company’s total assets are primarily comprised of non-current assets such as property, plant and mine development and goodwill.
Total liabilities of $9.2 billion at September 30, 2025 is comparable with total liabilities at December 31, 2024. This is due to repayments of long term debt, partially offset by an increase in income taxes payable, reclamation provision and accounts payable and accrued liabilities between periods. The Company’s total liabilities are primarily comprised of non-current liabilities such as deferred income and mining tax liabilities and reclamation provision.
While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including where used for capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. As at September 30, 2025, the Company had outstanding currency derivative contracts related to $4,374.0 million of 2025, 2026 and 2027 expenditures (December 31, 2024 — $4,006.5 million) and diesel fuel derivative contracts related to 7.0 million gallons of heating oil (December 31, 2024 — 28.0 million).
Liquidity and Capital Resources
As at September 30, 2025, the Company’s cash and cash equivalents totaled $2,354.8 million compared with $926.4 million as at December 31, 2024. The Company’s policy is to invest excess cash in what the Company believes to be highly liquid investments of high credit quality to attempt to reduce risks associated with these investments. Investments with remaining maturities of less than three months at the time of purchase are classified as cash equivalents. The Company’s decisions regarding the length of maturities it holds are based on anticipated cash flow requirements, rates of return and other factors.
Working capital (current assets less current liabilities) increased to $2,360.6 million as at September 30, 2025, compared with $1,293.3 million as at December 31, 2024, primarily due to a $1,428.3 million increase in cash and cash equivalents as a result of higher operating margins and the sale of investments, partially offset by a $469.5 million increase in income taxes payable.
In August 2025, Moody’s revised its rating outlook for the Company to stable from positive and upgraded the Company’s long-term issuer rating to A3 from Baa1, reflecting the Company’s strengthening credit profile and financial position.
Subject to various risks and uncertainties, including those set out in this MD&A, in the Annual MD&A and in the Company’s AIF, the Company believes it will generate sufficient cash flow from operations and has

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditure and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See “Risk Profile” in this MD&A for further details.
Operating Activities
Cash provided by operating activities increased to $1,815.9 million in the third quarter of 2025 compared with $1,084.5 million in the third quarter of 2024 primarily due to an increase in revenues from mining operations as a result of a 39.5% increase in the average realized price of gold between periods and favourable working capital movements between periods.
Cash provided by operating activities increased to $4,705.6 million in the first nine months of 2025 compared with $2,829.0 million in the first nine months of 2024 primarily due to a 40.2% increase in the average realized price of gold between periods and more favourable working capital movements between periods.
Investing Activities
Cash used in investing activities in the third quarter of 2025 of $288.1 million decreased compared with $537.9 million of cash used in the third quarter of 2024, primarily due to $402.7 million of net proceeds on the sale of equity securities, partially offset by higher capital expenditures between periods.
In the third quarter of 2025, the Company purchased $60.1 million in equity securities and other investments compared with $73.3 million in the third quarter of 2024. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Cash used in investing activities in the first nine months of 2025 of $1,548.9 million increased compared to $1,375.6 million of cash used in investing activities in the first nine months of 2024, primarily due to higher capital expenditures, the purchase of O3 Mining in the first quarter of 2025 and purchases of equity investments between periods, partially offset by proceeds received from the sale of equity securities.
In the first nine months of 2025, the Company purchased $198.5 million in equity securities and other investments compared with $114.6 million in the first nine months of 2024. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Financing Activities
Cash used in financing activities increased to $732.1 million in the third quarter of 2025, compared with $493.5 million of cash used in financing activities in the third quarter of 2024 primarily due to the $400.0 million repayment of the 2015 and 2018 guaranteed unsecured senior notes in the current period and an increase in share repurchases between periods.
The Company issued common shares for net proceeds of $21.0 million in the third quarter of 2025, compared with $100.3 million in the third quarter of 2024, attributable to issuances under the employee stock option plan, the incentive share purchase plan and the dividend reinvestment plan.
During the third quarter of 2025, the Company repurchased 1,005,577 common shares for $149.9 million at an average price of $149.02 under the NCIB. During the third quarter of 2024, the Company repurchased 362,343 common shares for $30.0 million at an average price of $82.86 under the NCIB.
Cash used in financing activities was $1,734.2 million in the first nine months of 2025, compared with $813.8 million of cash used in financing activities in the first nine months of 2024, primarily due to the

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
$950.0 million repayment of the guaranteed senior notes in the current period and an increase in the number of shares repurchased between periods under the NCIB.
The Company issued common shares for net proceeds of $103.5 million in the first nine months of 2025, compared with $206.8 million in the first nine months of 2024, attributable to issuances under the employee stock option plan, the incentive share purchase plan and the dividend reinvestment plan.
During the first nine months of 2025, the Company repurchased 2,330,112 common shares for $299.8 million at an average price of $128.66 under the NCIB. During the first nine months of 2024, the Company repurchased 1,500,386 common shares for $99.9 million at an average price of $66.58 under the NCIB.
On July 30, 2025, Agnico Eagle declared a quarterly cash dividend of $0.40 per common share paid on September 15, 2025 to holders of record of the common shares of the Company as of September 2, 2025. Agnico Eagle has declared a cash dividend every year since 1983. In the third quarter of 2025, the Company paid dividends of $186.4 million compared to $176.3 million paid in the third quarter of 2024. In the first nine months of 2025, the Company paid dividends of $542.7 million compared to $497.8 million paid in the first nine months of 2024. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.
In the first nine months of 2025, the Company did not draw on its Credit Facility. In the first nine months of 2024, the Company drew down and repaid $600.0 million on its Credit Facility. As at September 30, 2025, the Company’s outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit at that date, which were $23.9 million as at September 30, 2025, resulting in $1,976.1 million available for future drawdown.
The Company has six uncommitted letter of credit facilities with certain Canadian financial institutions (the “LC Facilities”). At September 30, 2025, amounts available under these letter of credit facilities are as follows; C$400.0 million, C$320.0 million, $200.0 million, C$200.0 million. C$200.0 million and $150.0 million. As at September 30, 2025, the aggregate undrawn face amount of letters of credit under the LC Facilities was $754.8 million. As at September 30, 2025, the Company has indemnity agreements with three companies (“Surety Agreements”) for the issuance of surety bonds under which $349.4 million of such surety bonds have been issued.
The Company was in compliance with all covenants contained in the Credit Facility, the LC Facilities, the Surety Agreements and the remaining $200.0 million of its guaranteed senior unsecured notes as at September 30, 2025.
Risk Profile
The Company is subject to significant risks, including fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle’s cost and availability of financing and overall liquidity. The volatility in gold prices directly affects Agnico Eagle’s revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. For a more comprehensive discussion of these and other risks, see “Risk Factors” in the AIF filed on the CSA’s SEDAR+ website and with the SEC as part of the Form 40-F.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Standards. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There have been no significant changes in our internal controls during the three and nine months ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Non-GAAP Financial Performance Measures
This MD&A discloses certain financial performance measures and ratios, including adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow, free cash flow before changes in working capital, total cash costs per ounce (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce (on both a by-product and co-product basis), operating margin, sustaining capital expenditures, development capital expenditures, sustaining capitalized exploration, development capitalized exploration, that are not recognized measures or ratios under IFRS Accounting Standards. These measures and ratios may not be comparable to similar measures or ratios reported by other gold producers. Non-GAAP financial performance measures and ratios should be considered together with other data prepared in accordance with IFRS Accounting Standards.
Adjusted Net Income and Adjusted Net Income Per Share
Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding on a basic and diluted basis.
The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.
The following table sets out the calculation of adjusted net income and adjusted net income per share for the three and nine months ended September 30, 2025 and September 30, 2024.
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2025	2024	2025	2024
Net income for the period	$1,054,958	$567,118	$2,938,400	$1,386,326
Foreign currency translation (gain) loss	(6,559)	3,436	(18,190)	(748)
Realized and unrealized loss (gain) on derivative financial instruments	20,242	(17,153)	(173,881)	48,390
Environmental remediation	2,370	6,294	24,334	11,201
Net loss on disposal of property, plant and equipment	5,719	5,420	17,824	25,786
Purchase price allocation to inventory	3,700	—	6,234	—
Debt extinguishment costs	2,838	—	8,245	—
Impairment loss(i)	—	—	10,554	—
Loss on sale of equity securities	40,175	—	40,175	—
Other(ii)	—	—	2,077	13,215
Income and mining taxes adjustments(iii)	(38,234)	7,462	(24,676)	1,146
Adjusted net income for the period	$1,085,209	$572,577	$2,831,096	$1,485,316
Net income per share — basic	$2.10	$1.13	$5.85	$2.78
Net income per share — diluted	$2.10	$1.13	$5.83	$2.77
Adjusted net income per share — basic	$2.16	$1.14	$5.64	$2.97
Adjusted net income per share — diluted	$2.16	$1.14	$5.62	$2.97

Notes:
(i)
Relates to the Company’s ownership percentage of an impairment loss recorded by an associate.

(ii)
Other adjustments relate to retroactive payments that management considers not reflective of the Company’s underlying performance in the comparative period.

(iii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and Adjusted EBITDA
EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the condensed interim consolidated statements of income.
Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments and income and mining taxes adjustments.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company’s continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.
The following table sets out the calculation of EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2025 and September 30, 2024.
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2025	2024	2025	2024
Net income for the period	$1,054,958	$567,118	$2,938,400	$1,386,326
Finance costs	24,154	28,527	74,027	99,265
Amortization of property, plant and mine development	429,947	390,245	1,223,703	1,125,859
Income and mining tax expense	520,610	272,672	1,448,358	652,718
EBITDA	2,029,669	1,258,562	5,684,488	3,264,168
Foreign currency translation (gain) loss	(6,559)	3,436	(18,190)	(748)
Realized and unrealized loss (gain) on derivative financial instruments	20,242	(17,153)	(173,881)	48,390
Environmental remediation	2,370	6,294	24,334	11,201
Net loss on disposal of property, plant and equipment	5,719	5,420	17,824	25,786
Purchase price allocation to inventory	3,700	—	6,234	—
Debt extinguishment costs	2,838	—	8,245	—
Impairment loss(i)	—	—	10,554	—
Loss on sale of equity securities	40,175	—	40,175	—
Other(ii)	—	—	2,077	13,215
Adjusted EBITDA	$2,098,154	$1,256,559	$5,601,860	$3,362,012

Notes:
(i)
Relates to the Company’s ownership percentage of an impairment loss recorded by an associate.

(ii)
Other adjustments relate to retroactive payments that management considers not reflective of the Company’s underlying performance in the comparative period.

Free Cash Flow and Free Cash Flow before Changes in Non-Cash Components of Working Capital
Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the condensed interim consolidated statements of cash flows.
Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets, accounts payable and accrued liabilities and interest payable.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company’s ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
working capital also provide investors with information about the Company’s financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS Accounting Standards to, and believes it is useful to investors so they can, understand and monitor the cash generating ability of the Company.
The following table sets out the calculation of free cash flow and free cash flow before changes in non-cash components of working capital for the three and nine months ended September 30, 2025 and September 30, 2024.
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2025	2024	2025	2024
Cash provided by operating activities	$1,815,875	$1,084,532	$4,705,609	$2,829,043
Additions to property, plant and mine development	(626,330)	(464,101)	(1,616,930)	(1,255,786)
Free cash flow	1,189,545	620,431	3,088,679	1,573,257
Changes in income taxes	(189,741)	(95,930)	(491,108)	(142,732)
Changes in inventory	143,052	156,871	165,196	165,727
Changes in other current assets	11,022	(41,263)	17,784	16,237
Changes in accounts payable and accrued liabilities	(122,303)	(80,704)	(198,893)	(74,622)
Changes in interest payable	3,339	3,964	4,132	(2,867)
Free cash flow before changes in non-cash components of working capital	$1,034,914	$563,369	$2,585,790	$1,535,000
Total Cash Costs per Ounce and Minesite Costs per Tonne
Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported on both a by-product basis (deducting by-product metal revenues from production costs) and a co-product basis (without deducting by-product metal revenues). Total cash costs per ounce on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, realized gains and losses on hedges of production costs and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of certain portions of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Given the nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measures to reflect the cash generating capabilities of the Company’s operations, the calculation of total cash costs per ounce for Canadian Malartic have been adjusted for the effects of purchase price allocation. Investors should note that total cash costs per ounce is not reflective of all cash expenditures, as it does not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as total cash costs per ounce on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.
Total cash costs per ounce is intended to provide investors with information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to, and believes they are useful to investors so investors can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.
Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.
Unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) the majority of the Company’s revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis.
Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS Accounting Standards.
The following table sets out the production costs per minesite for the three and nine months ended September 30, 2025 and September 30, 2024, as presented in the condensed interim consolidated statements of income in accordance with IFRS Accounting Standards.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Total Production Costs by Mine
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2025	2024	2025	2024
LaRonde mine	$46,960	$74,244	$172,146	$193,482
LZ5	23,825	18,916	69,017	58,059
LaRonde	70,785	93,160	241,163	251,541
Canadian Malartic	124,353	128,984	359,025	399,893
Goldex	35,956	34,265	108,302	100,531
Quebec	231,094	256,409	708,490	751,965
Detour Lake	151,199	127,159	427,475	379,366
Macassa	48,652	48,086	146,744	146,763
Ontario	199,851	175,245	574,219	526,129
Meliadine	85,662	75,099	282,577	254,463
Meadowbank	163,403	115,705	396,409	352,881
Nunavut	249,065	190,804	678,986	607,344
Fosterville	38,036	44,346	109,094	114,824
Australia	38,036	44,346	109,094	114,824
Kittila	61,762	59,968	172,659	176,535
Finland	61,762	59,968	172,659	176,535
Pinos Altos	55,443	46,464	148,723	122,980
La India	—	10,417	—	39,445
Mexico	55,443	56,881	148,723	162,425
Corporate and Other	4,070	—	4,070	—
Production costs per the condensed interim consolidated statements of income	$839,321	$783,653	$2,396,241	$2,339,222
The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs for the three and nine months ended September 30, 2025 and September 30, 2024, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS Accounting Standards.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine
Three Months Ended September 30, 2025
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	59,172	46,960	794	19,432	(41)	—	2,316	1,160	(19,003)	839
LZ5	22,350	23,825	1,066	1,617	(16)	—	826	1,175	(395)	1,157
LaRonde	81,522	70,785	868	21,049	(57)	—	3,142	1,164	(19,398)	926
Canadian Malartic	156,875	124,353	793	1,470	(306)	28,025	6	979	(3,151)	959
Goldex	29,375	35,956	1,224	2,732	(24)	—	1,018	1,351	(8,072)	1,076
Quebec	267,772	231,094	863	25,251	(387)	28,025	4,166	1,076	(30,621)	962
Detour Lake	176,539	151,199	856	(15,420)	(431)	12,183	1,384	844	(2,205)	831
Macassa	78,832	48,652	617	(184)	(57)	3,878	110	665	(487)	659
Ontario	255,371	199,851	783	(15,604)	(488)	16,061	1,494	788	(2,692)	778
Meliadine	93,836	85,662	913	20,706	(270)	—	(126)	1,129	(158)	1,128
Meadowbank	136,152	163,403	1,200	1,638	(389)	—	99	1,210	(2,401)	1,192
Hope Bay	—	302	—	(302)	—	—	—	—	—	—
Nunavut	229,988	249,065	1,083	22,344	(659)	—	(27)	1,177	(2,559)	1,166
Fosterville	34,966	38,036	1,088	(597)	(28)	—	29	1,071	(158)	1,066
Australia	34,966	38,036	1,088	(597)	(28)	—	29	1,071	(158)	1,066
Kittila	57,954	61,762	1,066	(415)	(1,127)	—	(40)	1,038	(139)	1,036
Finland	57,954	61,762	1,066	(415)	(1,127)	—	(40)	1,038	(139)	1,036
Pinos Altos	20,885	55,443	2,655	(1,704)	(560)	—	326	2,562	(13,691)	1,906
Mexico	20,885	55,443	2,655	(1,704)	(560)	—	326	2,562	(13,691)	1,906
Corporate and Other(iv)	—	4,070	—	(4,070)	—	—	—	—	—	—
Consolidated	866,936	839,321	963	25,205	(3,249)	44,086	5,948	1,051	(49,860)	994

Notes:
(i)
Gold production for the three months ended September 30, 2025 excludes 945 ounces of payable production of gold at La India and 189 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching as well as 2,442 ounces of gold recovered at Hope Bay.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended September 30, 2025 is $3.7 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iv)
Relates to production costs associated with gold sold by non-operating minesites that are excluded from the consolidated cash costs calculation.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Three Months Ended September 30, 2024
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(i)	Realized (gains) and losses on hedges ($)	In-kind royalty ($)(ii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	47,313	74,244	1,569	(14,425)	246	—	1,015	1,291	(10,097)	1,078
LZ5	18,292	18,916	1,034	3,752	86	—	1,030	1,300	(274)	1,285
LaRonde	65,605	93,160	1,420	(10,673)	332	—	2,045	1,294	(10,371)	1,135
Canadian Malartic	141,392	128,984	912	(2,590)	997	18,810	459	1,037	(1,777)	1,025
Goldex	30,334	34,265	1,130	(1,161)	148	—	762	1,121	(2,743)	1,031
Quebec	237,331	256,409	1,080	(14,424)	1,477	18,810	3,266	1,119	(14,891)	1,056
Detour Lake	173,891	127,159	731	(2,726)	1,247	8,752	1,974	784	(757)	779
Macassa	70,727	48,086	680	2,568	304	2,460	103	757	(442)	750
Ontario	244,618	175,245	716	(158)	1,551	11,212	2,077	776	(1,199)	772
Meliadine	99,838	75,099	752	13,212	505	—	65	890	(135)	889
Meadowbank	133,502	115,705	867	6,117	681	—	(1)	918	(978)	910
Nunavut	233,340	190,804	818	19,329	1,186	—	64	906	(1,113)	901
Fosterville	65,532	44,346	677	(1,523)	(80)	—	23	653	(135)	651
Australia	65,532	44,346	677	(1,523)	(80)	—	23	653	(135)	651
Kittila	56,715	59,968	1,057	(2,410)	(157)	—	(41)	1,011	(102)	1,010
Finland	56,715	59,968	1,057	(2,410)	(157)	—	(41)	1,011	(102)	1,010
Pinos Altos	21,371	46,464	2,174	(3,548)	—	—	317	2,023	(10,517)	1,531
Creston Mascota	9	—	—	—	—	—	—	—	—	—
La India	4,529	10,417	2,300	2,633	—	—	91	2,902	(133)	2,872
Mexico	25,909	56,881	2,195	(915)	—	—	408	2,176	(10,650)	1,765
Consolidated	863,445	783,653	908	(101)	3,977	30,022	5,797	953	(28,090)	921

Notes:
(i)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Nine Months Ended September 30, 2025
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	201,319	172,146	855	18,275	536	—	7,035	983	(52,124)	725
LZ5	62,946	69,017	1,096	485	196	—	2,637	1,149	(855)	1,136
LaRonde	264,265	241,163	913	18,760	732	—	9,672	1,023	(52,979)	822
Canadian Malartic	489,179	359,025	734	17,706	988	79,745	843	937	(8,680)	919
Goldex	92,509	108,302	1,171	2,418	308	—	3,139	1,234	(21,914)	997
Quebec	845,953	708,490	838	38,884	2,028	79,745	13,654	996	(83,573)	897
Detour Lake	497,649	427,475	859	(13,355)	646	30,266	4,384	903	(4,324)	894
Macassa	252,224	146,744	582	4,591	737	11,488	271	650	(1,662)	643
Ontario	749,873	574,219	766	(8,764)	1,383	41,754	4,655	818	(5,986)	810
Meliadine	282,611	282,577	1,000	14,310	728	—	102	1,053	(855)	1,050
Meadowbank	378,213	396,409	1,048	(1,373)	915	—	398	1,048	(4,533)	1,036
Nunavut	660,824	678,986	1,027	12,937	1,643	—	500	1,050	(5,388)	1,042
Fosterville	128,155	109,094	851	2,824	(28)	—	82	874	(428)	870
Australia	128,155	109,094	851	2,824	(28)	—	82	874	(428)	870
Kittila	162,415	172,659	1,063	1,388	(1,558)	—	(159)	1,061	(433)	1,058
Finland	162,415	172,659	1,063	1,388	(1,558)	—	(159)	1,061	(433)	1,058
Pinos Altos	59,539	148,723	2,498	1,819	(531)	—	894	2,535	(30,814)	2,017
Mexico	59,539	148,723	2,498	1,819	(531)	—	894	2,535	(30,814)	2,017
Corporate and Other(iv)	—	4,070	—	(4,070)	—	—	—	—	—	—
Consolidated	2,606,759	2,396,241	918	45,018	2,937	121,499	19,626	992	(126,622)	943

Notes:
(i)
Gold production for the nine months ended September 30, 2025 excludes 3,614 ounces of payable production of gold at La India and 253 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching as well as 2,442 ounces of gold recovered at Hope Bay.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the nine months ended September 30, 2025 is $6.2 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iv)
Relates to production costs associated with gold sold by non-operating minesites that are excluded from the consolidated cash costs calculation.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Nine Months Ended September 30, 2024
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(i)	Realized (gains) and losses on hedges ($)	In-kind royalty ($)(ii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	161,388	193,482	1,199	(12,892)	616	—	9,235	1,180	(39,703)	934
LZ5	54,915	58,059	1,057	3,820	215	—	2,396	1,174	(772)	1,160
LaRonde	216,303	251,541	1,163	(9,072)	831	—	11,631	1,179	(40,475)	991
Canadian Malartic	509,169	399,893	785	7,076	2,037	57,506	786	918	(5,945)	906
Goldex	98,472	100,531	1,021	(482)	369	—	1,959	1,040	(9,359)	945
Quebec	823,944	751,965	913	(2,478)	3,237	57,506	14,376	1,001	(55,779)	933
Detour Lake	492,889	379,366	770	(7,295)	2,394	22,446	5,147	816	(2,003)	812
Macassa	203,048	146,763	723	1,038	759	6,834	242	766	(662)	763
Ontario	695,937	526,129	756	(6,257)	3,153	29,280	5,389	801	(2,665)	798
Meliadine	284,238	254,463	895	2,457	1,612	—	100	910	(650)	908
Meadowbank	387,695	352,881	910	5,412	2,502	—	(46)	930	(2,952)	923
Nunavut	671,933	607,344	904	7,869	4,114	—	54	922	(3,602)	916
Fosterville	188,064	114,824	611	(1,277)	6	—	52	604	(462)	602
Australia	188,064	114,824	611	(1,277)	6	—	52	604	(462)	602
Kittila	166,967	176,535	1,057	(3,554)	(138)	—	(161)	1,034	(289)	1,032
Finland	166,967	176,535	1,057	(3,554)	(138)	—	(161)	1,034	(289)	1,032
Pinos Altos	69,850	122,980	1,761	2,235	—	—	980	1,807	(26,556)	1,426
Creston Mascota	50	—	—	—	—	—	—	—	—	—
La India	21,190	39,445	1,861	2,780	—	—	355	2,009	(991)	1,963
Mexico	91,090	162,425	1,783	5,015	—	—	1,335	1,853	(27,547)	1,550
Consolidated	2,637,935	2,339,222	887	(682)	10,372	86,786	21,045	931	(90,344)	897

Notes:
(i)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Reconciliation of Production Costs to Minesite Costs per Tonne by Mine
Three Months Ended September 30, 2025
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	394	46,960	C$	64,713	C$	164	C$	26,889	C$	—	C$	(6,553)	C$	216
LZ5	370	23,825	C$	32,856	C$	89	C$	2,241	C$	—	C$	—	C$	95
LaRonde	764	70,785	C$	97,569	C$	128	C$	29,130	C$	—	C$	(6,553)	C$	157
Canadian Malartic	5,091	124,353	C$	170,193	C$	33	C$	2,129	C$	38,792	C$	—	C$	41
Goldex	843	35,956	C$	49,637	C$	59	C$	3,761	C$	—	C$	—	C$	63
Quebec	6,698	231,094	C$	317,399	C$	47	C$	35,020	C$	38,792	C$	(6,553)	C$	57
Detour Lake	7,351	151,199	C$	208,932	C$	28	C$	(21,293)	C$	16,856	C$	—	C$	28
Macassa	133	48,652	C$	67,786	C$	510	C$	(382)	C$	5,369	C$	—	C$	547
Ontario	7,484	199,851	C$	276,718	C$	37	C$	(21,675)	C$	22,225	C$	—	C$	37
Meliadine	627	85,662	C$	117,284	C$	187	C$	29,369	C$	—	C$	—	C$	234
Meadowbank	1,177	163,403	C$	225,287	C$	191	C$	2,513	C$	—	C$	—	C$	194
Nunavut	1,804	249,065	C$	342,571	C$	190	C$	31,882	C$	—	C$	—	C$	208
Fosterville	198	38,036	A$	58,454	A$	295	A$	(1,171)	A$	—	A$	—	A$	289
Australia	198	38,036	A$	58,454	A$	295	A$	(1,171)	A$	—	A$	—	A$	289
Kittila	558	61,762		€53,023		€95		€(435)		€—		€—		€94
Finland	558	61,762		€53,023		€95		€(435)		€—		€—		€94
Pinos Altos	431	55,443		$55,443		$129		$(2,264)		$—		$—		$123
Mexico	431	55,443		$55,443		$129		$(2,264)		$—		$—		$123

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended September 30, 2025 is C$5.1 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Three Months Ended September 30, 2024
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	355	74,244	C$	101,221	C$	285	C$	(18,800)	C$	—	C$	(4,419)	C$	220
LZ5	332	18,916	C$	25,740	C$	78	C$	5,072	C$	—	C$	—	C$	93
LaRonde	687	93,160	C$	126,961	C$	185	C$	(13,728)	C$	—	C$	(4,419)	C$	158
Canadian Malartic	4,862	128,984	C$	175,462	C$	36	C$	(3,655)	C$	25,677	C$	—	C$	41
Goldex	739	34,265	C$	46,696	C$	63	C$	(1,619)	C$	—	C$	—	C$	61
Quebec	6,288	256,409	C$	349,119	C$	56	C$	(19,002)	C$	25,677	C$	(4,419)	C$	56
Detour Lake	7,082	127,159	C$	172,973	C$	24	C$	(3,935)	C$	11,914	C$	—	C$	26
Macassa	134	48,086	C$	65,489	C$	489	C$	3,408	C$	3,348	C$	—	C$	539
Ontario	7,216	175,245	C$	238,462	C$	33	C$	(527)	C$	15,262	C$	—	C$	35
Meliadine	533	75,099	C$	102,391	C$	192	C$	17,937	C$	—	C$	—	C$	226
Meadowbank	1,083	115,705	C$	157,247	C$	145	C$	8,236	C$	—	C$	—	C$	153
Nunavut	1,616	190,804	C$	259,638	C$	161	C$	26,173	C$	—	C$	—	C$	177
Fosterville	246	44,346	A$	66,587	A$	271	A$	(2,406)	A$	—	A$	—	A$	261
Australia	246	44,346	A$	66,587	A$	271	A$	(2,406)	A$	—	A$	—	A$	261
Kittila	544	59,968		€54,519		€100		€(2,469)		€—		€—		€96
Finland	544	59,968		€54,519		€100		€(2,469)		€—		€—		€96
Pinos Altos	446	46,464		$46,464		$104		$(3,548)		$—		$—		$96
La India(iii)	—	10,417		$10,417		$—		$(10,417)		$—		$—		$—
Mexico	446	56,881		$56,881		$128		$(13,965)		$—		$—		$96

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory.

(ii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iii)
La India’s cost calculations per tonne for the three months ended September 30, 2024 exclude approximately $10.4 million of production costs incurred during the period, following the cessation of mining activities at La India during the fourth quarter of 2023.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Nine Months Ended September 30, 2025
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	1,103	172,146	C$	240,956	C$	218	C$	25,370	C$	—	C$	(19,756)	C$	224
LZ5	1,010	69,017	C$	96,407	C$	95	C$	575	C$	—	C$	—	C$	96
LaRonde	2,113	241,163	C$	337,363	C$	160	C$	25,945	C$	—	C$	(19,756)	C$	163
Canadian Malartic	14,919	359,025	C$	498,804	C$	33	C$	24,333	C$	111,462	C$	—	C$	43
Goldex	2,454	108,302	C$	151,393	C$	62	C$	3,196	C$	—	C$	—	C$	63
Quebec	19,486	708,490	C$	987,560	C$	51	C$	53,474	C$	111,462	C$	(19,756)	C$	58
Detour Lake	20,817	427,475	C$	596,968	C$	29	C$	(18,952)	C$	42,298	C$	—	C$	30
Macassa	424	146,744	C$	205,250	C$	484	C$	6,264	C$	16,061	C$	—	C$	537
Ontario	21,241	574,219	C$	802,218	C$	38	C$	(12,688)	C$	58,359	C$	—	C$	40
Meliadine	1,730	282,577	C$	394,138	C$	228	C$	18,509	C$	—	C$	—	C$	239
Meadowbank	2,906	396,409	C$	550,901	C$	190	C$	(2,594)	C$	—	C$	—	C$	189
Nunavut	4,636	678,986	C$	945,039	C$	204	C$	15,915	C$	—	C$	—	C$	207
Fosterville	549	109,094	A$	168,621	A$	307	A$	4,145	A$	—	A$	—	A$	315
Australia	549	109,094	A$	168,621	A$	307	A$	4,145	A$	—	A$	—	A$	315
Kittila	1,562	172,659		€154,529		€99		€199		€—		€—		€99
Finland	1,562	172,659		€154,529		€99		€199		€—		€—		€99
Pinos Altos	1,252	148,723		$148,723		$119		$1,288		$—		$—		$120
Mexico	1,252	148,723		$148,723		$119		$1,288		$—		$—		$120

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the nine months ended September 30, 2025 is C$8.7 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Nine Months Ended September 30, 2024
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	1,149	193,482	C$	262,638	C$	229	C$	(16,069)	C$	—	C$	(8,019)	C$	208
LZ5	898	58,059	C$	78,984	C$	88	C$	5,192	C$	—	C$	—	C$	94
LaRonde	2,047	251,541	C$	341,622	C$	167	C$	(10,877)	C$	—	C$	(8,019)	C$	158
Canadian Malartic	15,217	399,893	C$	543,010	C$	36	C$	9,830	C$	78,244	C$	—	C$	41
Goldex	2,264	100,531	C$	136,615	C$	60	C$	(580)	C$	—	C$	—	C$	60
Quebec	19,528	751,965	C$	1,021,247	C$	52	C$	(1,627)	C$	78,244	C$	(8,019)	C$	56
Detour Lake	20,376	379,366	C$	515,371	C$	25	C$	(9,622)	C$	30,538	C$	—	C$	26
Macassa	420	146,763	C$	199,917	C$	476	C$	1,468	C$	9,301	C$	—	C$	502
Ontario	20,796	526,129	C$	715,288	C$	34	C$	(8,154)	C$	39,839	C$	—	C$	36
Meliadine	1,450	254,463	C$	345,186	C$	238	C$	3,724	C$	—	C$	—	C$	241
Meadowbank	3,144	352,881	C$	478,366	C$	152	C$	7,470	C$	—	C$	—	C$	155
Nunavut	4,594	607,344	C$	823,552	C$	179	C$	11,194	C$	—	C$	—	C$	182
Fosterville	652	114,824	A$	173,962	A$	267	A$	(2,041)	A$	—	A$	—	A$	264
Australia	652	114,824	A$	173,962	A$	267	A$	(2,041)	A$	—	A$	—	A$	264
Kittila	1,550	176,535		€162,375		€105		€(3,354)		€—		€—		€103
Finland	1,550	176,535		€162,375		€105		€(3,354)		€—		€—		€103
Pinos Altos	1,326	122,980		$122,980		$93		$2,235		$—		$—		$94
La India(iii)	—	39,445		$39,445		$—		$(39,445)		$—		$—		$—
Mexico	1,326	162,425		$162,425		$122		$(37,210)		$—		$—		$94

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory.

(ii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iii)
La India’s cost calculations per tonne for the nine months ended September 30, 2024 exclude approximately $39.4 million of production costs incurred during the period, following the cessation of mining activities at La India during the fourth quarter of 2023.

All-in Sustaining Costs per Ounce
All-in sustaining costs per ounce (also referred to as “AISC per ounce”) on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce on a co-product basis is calculated in the same manner as the AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. Unless otherwise indicated,

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
all-in sustaining costs per ounce is reported on a by-product basis (see “Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine” for a discussion of regarding the Company’s use of by-product basis reporting).
Management believes that AISC per ounce is useful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides useful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne, as this measure is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards.
The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council (“WGC”) in 2018. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company’s adoption of the WGC’s guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.
The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce for the three and nine months ended September 30, 2025 and September 30, 2024 on both a by-product basis (deducting by-product metal revenues from production costs) and a co-product basis (without deducting by-product metal revenues).

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
Reconciliation of Production Costs to All-in Sustaining Costs per Ounce
	Three Months Ended September 30,		Nine Months Ended September 30,
(United States dollars per ounce, except where noted)	2025	2024	2025	2024
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$839,321	$783,653	$2,396,241	$2,339,222
Less: Production costs from non-operating minesites	(4,070)	—	(4,070)	—
Adjusted production costs	835,251	783,653	2,392,171	2,339,222
Gold production (ounces)(i)	866,936	863,445	2,606,759	2,637,935
Production costs per ounce	$963	$908	$918	$887
Adjustments:
Inventory adjustments(ii)	33	—	18	—
In-kind royalty(iii)	51	—	47	—
Realized gains and losses on hedges of production costs	(4)	5	1	4
Other(iv)	8	40	8	40
Total cash costs per ounce (co-product basis)	$1,051	$953	$992	$931
By-product metal revenues	(57)	(32)	(49)	(34)
Total cash costs per ounce (by-product basis)	$994	$921	$943	$897
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	282	292	250	244
General and administrative expenses (including stock option expense)	78	56	71	55
Non-cash reclamation provision and sustaining leases(v)	19	17	17	18
All-in sustaining costs per ounce (by-product basis)	$1,373	$1,286	$1,281	$1,214
By-product metal revenues	57	32	49	34
All-in sustaining costs per ounce (co-product basis)	$1,430	$1,318	$1,330	$1,248

Notes:
(i)
Gold production for the three months ended September 30, 2025 excludes 945 ounces of payable production of gold at La India and 189 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching as well as 2,442 ounces of gold recovered at Hope Bay. Gold production for the nine months ended September 30, 2025 excludes 3,614 ounces of payable production of gold at La India and 253 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching as well as 2,442 ounces of gold recovered at Hope Bay.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three and nine months ended September 30, 2025 is $3.7 and $6.2 million, respectively, associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iv)
Other adjustments consist of smelting, refining and marketing charges to production costs.

(v)
Sustaining leases are lease payments related to sustaining assets.

Operating Margin
Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; loss (gain) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is useful to investors as it provides them with additional information about the Company’s underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS Accounting Standards. For a reconciliation of operating margin to revenue from operations, see “Summary of Operations Key Performance Indicators”.
Capital Expenditures
Capital expenditures are calculated by deducting working capital adjustments from additions to property, plant and mine development per the condensed interim consolidated statements of cash flows.
Capital expenditures are classified into sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration. Sustaining capital expenditures and sustaining capitalized exploration are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures and sustaining capitalized exploration include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures and development capitalized exploration represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS Accounting Standards and other companies may classify expenditures in a different manner.
The following table sets out a reconciliation of sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration to the additions to property, plant and mine development per the condensed interim consolidated statements of cash flows for the three and nine months ended September 30, 2025 and September 30, 2024.
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2025	2024	2025	2024
Sustaining capital expenditures	$240,619	$247,762	$642,295	$633,785
Sustaining capitalized exploration	6,373	5,200	16,335	15,124
Development capital expenditures	316,054	189,406	728,924	502,924
Development capitalized exploration	80,809	43,427	213,488	113,282
Total Capital Expenditures	$643,855	$485,795	$1,601,042	$1,265,115
Working capital adjustments	(17,525)	(21,694)	15,888	(9,329)
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flows	$626,330	$464,101	$1,616,930	$1,255,786

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
The following table sets out a reconciliation of sustaining capital expenditures and development capital expenditures per minesite to the additions to property, plant and mine development per the condensed interim consolidated statements of cash flows for the three and nine months ended September 30, 2025 and September 30, 2024.
Sustaining Capital Expenditures and Development Capital Expenditures
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2025	2024	2025	2024
LaRonde mine	$13,868	$14,706	$45,840	$51,752
LZ5	4,438	5,069	12,370	12,722
LaRonde	18,306	19,775	58,210	64,474
Canadian Malartic	34,905	36,789	89,255	91,887
Goldex	11,812	17,258	39,244	42,448
Quebec	65,023	73,822	186,709	198,809
Detour Lake	59,473	77,638	159,072	189,247
Macassa	13,679	12,651	33,156	29,648
Ontario	73,152	90,289	192,228	218,895
Meliadine	25,275	22,037	57,777	59,812
Meadowbank	40,104	30,216	97,632	71,718
Nunavut	65,379	52,253	155,409	131,530
Fosterville	16,000	9,509	44,615	22,298
Australia	16,000	9,509	44,615	22,298
Kittila	17,096	17,853	47,704	52,994
Finland	17,096	17,853	47,704	52,994
Pinos Altos	7,892	7,841	25,088	19,852
La India	—	—	—	22
Mexico	7,892	7,841	25,088	19,874
Other(i)	2,450	1,395	6,877	4,509
Sustaining capital expenditures	$246,992	$252,962	$658,630	$648,909
LaRonde mine	$14,188	$11,746	$39,485	$38,954
LZ5	4,751	4,696	14,547	22,214
LaRonde	18,939	16,442	54,032	61,168
Canadian Malartic	85,849	43,334	217,616	124,730
Goldex	6,712	1,830	13,418	8,886
Quebec	111,500	61,606	285,066	194,784
Detour Lake	85,422	61,250	215,484	147,423
Macassa	32,090	35,071	93,008	87,233
Ontario	117,512	96,321	308,492	234,656
Meliadine	32,473	22,958	68,078	66,858
Meadowbank	12,608	7	15,289	(20)
Nunavut	45,081	22,965	83,367	66,838
Fosterville	11,001	10,933	31,174	36,513
Australia	11,001	10,933	31,174	36,513
Kittila	2,176	1,946	5,122	8,701

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2025	2024	2025	2024
Finland	2,176	1,946	5,122	8,701
Pinos Altos	1,010	365	3,949	1,820
San Nicolás	2,566	3,422	6,613	15,077
Mexico	3,576	3,787	10,562	16,897
Other(i)	106,017	35,275	218,629	57,817
Development capital expenditures	$396,863	$232,833	$942,412	$616,206
Total capital expenditures	$643,855	$485,795	$1,601,042	$1,265,115
Working capital adjustments	(17,525)	(21,694)	15,888	(9,329)
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flows	$626,330	$464,101	$1,616,930	$1,255,786

Note:
(i)
Other projects are not segregated by region and can include projects in Canada, Australia, Finland, Mexico and other countries.

Commitments and Contingencies
Material contractual commitments and contingencies have been set out in note 27 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2024 and in note 19 of the condensed interim consolidated financial statements.
Accounting Policies
The condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2024 annual audited consolidated financial statements.
Significant Judgments, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION
Certain statements in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” under the provisions of Canadian provincial securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “likely”, “may”, “plan”, “project”, “schedule”, “should”, “target”, “will”, “would” or other variations of these terms or similar words.
Forward-looking statements in this MD&A include the following: the Company’s forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; the potential for additional gold production at the Company’s sites; the estimated timing and conclusions of the Company’s studies and evaluations; the methods by which ore will be extracted or processed; the Company’s expansion plans at Detour Lake, Upper Beaver and Odyssey, including the timing, funding, completion and commissioning thereof and the commencement of production therefrom; the Company’s plans at Hope Bay and San Nicolás; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development, production, closure and other capital costs and estimates of the timing of such exploration, development, production and closure or decisions with respect to such exploration, development, production and closure; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; future exploration; the anticipated timing of events with respect to the Company’s mine sites; the Company’s plans and strategies with respect to sustainability initiatives; the sufficiency of the Company’s cash resources; the Company’s plans with respect to hedging and the effectiveness of its hedging strategies; future activity with respect to the Company’s unsecured revolving bank credit facility and other indebtedness; future dividend amounts, record dates and payment dates; the effects of tariffs and trade restrictions on the Company; plans with respect to activity under the NCIB; the Company’s estimate of the Meadowbank ARO liability; and anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this MD&A and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein, and in management’s discussion and analysis (the “2024 MD&A”) and in the Company’s most recent Annual Information Form (“AIF”) for the year ended December  31, 2024, filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F (“Form 40-F”) for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the Company’s plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
consistent with Agnico Eagle’s expectations; that the effect of tariffs or trade disputes will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company’s operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company’s efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company’s current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company’s current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites.
Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company’s stock price; risks associated with the Company’s currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company.
For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A, see the AIF filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars, except where noted)	2025	2024	2025	2024
Net income — key line items:
Revenue from operations
LaRonde mine	$221,527	$159,294	$678,936	$435,799
LZ5	69,484	47,363	202,235	127,392
LaRonde	291,011	206,657	881,171	563,191
Canadian Malartic	543,870	345,969	1,463,134	1,092,558
Goldex	108,124	81,384	319,373	237,304
Quebec	943,005	634,010	2,663,678	1,893,053
Detour Lake	653,283	437,920	1,642,343	1,140,293
Macassa	282,208	162,334	778,101	455,203
Ontario	935,491	600,254	2,420,444	1,595,496
Meliadine	267,332	208,209	880,138	630,724
Meadowbank	476,831	315,047	1,216,631	873,047
Nunavut	744,163	523,256	2,096,769	1,503,771
Fosterville	142,448	167,368	406,122	433,429
Australia	142,448	167,368	406,122	433,429
Kittila	190,208	148,652	519,238	395,875
Finland	190,208	148,652	519,238	395,875
Pinos Altos	88,586	68,336	221,999	184,526
La India	—	13,733	—	55,903
Mexico	88,586	82,069	221,999	240,429
Corporate and Other	15,628	—	15,628	—
Revenues from mining operations	3,059,529	2,155,609	8,343,878	6,062,053
Production costs	839,321	783,653	2,396,241	2,339,222
Total operating margin(i)	2,220,208	1,371,956	5,947,637	3,722,831
Amortization of property, plant and mine development	429,947	390,245	1,223,703	1,125,859
Exploration, corporate and other	214,693	141,921	337,176	557,928
Income before income and mining taxes	1,575,568	839,790	4,386,758	2,039,044
Income and mining taxes expense	520,610	272,672	1,448,358	652,718
Net income for the period	$1,054,958	$567,118	$2,938,400	$1,386,326
Net income per share — basic	$2.10	$1.13	$5.85	$2.78
Net income per share — diluted	$2.10	$1.13	$5.83	$2.77
Cash flows:
Cash provided by operating activities	$1,815,875	$1,084,532	$4,705,609	$2,829,043
Cash used in investing activities	$(288,064)	$(537,933)	$(1,548,940)	$(1,375,557)
Cash used in financing activities	$(732,120)	$(493,545)	$(1,734,241)	$(813,813)
Realized prices:
Gold (per ounce)	$3,476	$2,492	$3,221	$2,297
Silver (per ounce)	$43.43	$30.69	$37.80	$28.31
Zinc (per tonne)	$2,694	$2,822	$2,728	$2,697
Copper (per tonne)	$10,190	$8,254	$9,696	$9,304

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Payable production(ii):
Gold (ounces):
LaRonde mine	59,172	47,313	201,319	161,388
LZ5	22,350	18,292	62,946	54,915
LaRonde	81,522	65,605	264,265	216,303
Canadian Malartic	156,875	141,392	489,179	509,169
Goldex	29,375	30,334	92,509	98,472
Quebec	267,772	237,331	845,953	823,944
Detour Lake	176,539	173,891	497,649	492,889
Macassa	78,832	70,727	252,224	203,048
Ontario	255,371	244,618	749,873	695,937
Meliadine	93,836	99,838	282,611	284,238
Meadowbank	136,152	133,502	378,213	387,695
Nunavut	229,988	233,340	660,824	671,933
Fosterville	34,966	65,532	128,155	188,064
Australia	34,966	65,532	128,155	188,064
Kittila	57,954	56,715	162,415	166,967
Finland	57,954	56,715	162,415	166,967
Pinos Altos	20,885	21,371	59,539	69,850
Creston Mascota	—	9	—	50
La India	—	4,529	—	21,190
Mexico	20,885	25,909	59,539	91,090
Total gold (ounces)	866,936	863,445	2,606,759	2,637,935
Silver (thousands of ounces)	630	602	1,843	1,845
Zinc (tonnes)	1,924	914	6,051	4,479
Copper (tonnes)	1,468	797	4,013	2,673
Payable metal sold(iii):
Gold (ounces):
LaRonde mine	57,650	58,357	194,191	175,086
LZ5	19,574	18,920	62,450	55,436
LaRonde	77,224	77,277	256,641	230,522
Canadian Malartic	157,228	139,694	452,721	475,893
Goldex	28,479	31,671	92,339	99,896
Quebec	262,931	248,642	801,701	806,311
Detour Lake	188,008	176,585	509,522	497,215
Macassa	81,330	65,000	241,475	197,840
Ontario	269,338	241,585	750,997	695,055
Meliadine	76,739	83,900	274,197	276,878
Meadowbank	136,974	126,010	379,548	378,123
Nunavut	213,713	209,910	653,745	655,001
Fosterville	41,300	67,198	125,800	187,247
Australia	41,300	67,198	125,800	187,247
Kittila	55,000	59,464	162,000	171,448
Finland	55,000	59,464	162,000	171,448
Pinos Altos	21,734	23,700	59,573	69,510
La India	—	5,400	—	24,620
Mexico	21,734	29,100	59,573	94,130
Corporate and Other	4,547	—	4,547	—
Total gold (ounces)	868,563	855,899	2,558,363	2,609,192
Silver (thousands of ounces)	653	573	1,754	1,814
Zinc (tonnes)	1,977	1,748	6,180	4,802
Copper (tonnes)	1,438	806	3,998	2,681

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025

Notes:
(i)
Operating margin is not a recognized measure under IFRS Accounting Standards and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin for more information on the Company’s use of operating margin.

(ii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. For the three months ended September 30, 2025, it excludes 945 payable gold ounces produced at La India and 198 payable gold ounces produced at Creston Mascota as well as 2,442 ounces of gold recovered at Hope Bay. For the nine months ended September 30, 2025, it excludes 3,614 payable gold ounces produced at La India and 253 payable gold ounces produced at Creston Mascota as well as 2,442 ounces of gold recovered at Hope Bay.

(iii)
Canadian Malartic’s payable metal sold excludes the 5.0% in-kind net smelter return royalty held by Osisko Gold Royalties Ltd. Detour Lake’s payable metal sold excludes the 2% in-kind net smelter royalty held by Franco-Nevada Corporation. Macassa’s payable metal sold excludes the 1.5% in-kind net smelter royalty held by Franco-Nevada Corporation. For the nine months ended September 30, 2025, it excludes 2,500 payable gold ounces sold at La India.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2025
SUMMARIZED QUARTERLY DATA
	Three Months Ended
(thousands of United States dollars, except where noted)	December 31, 2023(i)	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025
Operating margin(ii):
Revenues from mining operations	$1,756,640	$1,829,823	$2,076,621	$2,155,609	$2,223,700	$2,468,248	$2,816,101	$3,059,529
Production costs	777,455	783,585	771,984	783,653	746,858	767,733	789,187	839,321
Total operating margin(ii)	979,185	1,046,238	1,304,637	1,371,956	1,476,842	1,700,515	2,026,914	2,220,208
Impairment loss	787,000	—	—	—	—	—	—	—
Amortization of property, plant and mine development	380,407	357,225	378,389	390,245	388,217	416,800	376,956	429,947
Exploration, corporate and other	124,711	199,965	216,042	141,921	306,114	89,144	33,339	214,693
Income (loss) before income and mining taxes	(312,933)	489,048	710,206	839,790	782,511	1,194,571	1,616,619	1,575,568
Income and mining taxes expense	61,124	141,856	238,190	272,672	273,256	379,840	547,908	520,610
Net income (loss) for the period	$(374,057)	$347,192	$472,016	$567,118	$509,255	$814,731	$1,068,711	$1,054,958
Net income (loss) per share — basic	$(0.75)	$0.70	$0.95	$1.13	$1.02	$1.62	$2.13	$2.10
Net income (loss) per share — diluted	$(0.75)	$0.70	$0.94	$1.13	$1.01	$1.62	$2.12	$2.10
Cash flows:
Cash provided by operating activities	$727,861	$783,175	$961,336	$1,084,532	$1,131,849	$1,044,246	$1,845,488	$1,815,875

Notes:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the 50% of Canadian Malartic on March 31, 2023.

(ii)
Operating margin is not a recognized measure under IFRS Accounting Standards and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin for more information on the Company’s use of operating margin.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)
	As at September 30, 2025	As at December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$2,354,759	$926,431
Inventories	1,716,135	1,510,716
Income taxes recoverable	15,509	26,432
Fair value of derivative financial instruments (Notes 6 and 16)	19,815	1,348
Other current assets (Note 7A)	362,135	340,354
Total current assets	4,468,353	2,805,281
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development (Note 8)	22,172,275	21,466,499
Investments (Notes 6, 9 and 16)	952,346	612,889
Deferred income and mining tax asset	24,784	29,198
Other assets (Note 7B)	911,483	915,479
Total assets	$32,686,913	$29,987,018
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$1,064,013	$817,649
Share based liabilities	36,299	27,290
Interest payable	2,719	5,763
Income taxes payable	841,710	372,197
Current portion of long-term debt (Note 10)	—	90,000
Reclamation provision (Note 11)	104,102	58,579
Lease obligations	39,694	40,305
Fair value of derivative financial instruments (Notes 6 and 16)	19,193	100,182
Total current liabilities	2,107,730	1,511,965
Non-current liabilities:
Long-term debt (Note 10)	195,994	1,052,956
Reclamation provision (Note 11)	1,236,085	1,026,628
Lease obligations	99,856	98,921
Share based liabilities	19,843	12,505
Deferred income and mining tax liabilities	5,259,773	5,162,249
Other liabilities	260,175	288,894
Total liabilities	9,179,456	9,154,118
EQUITY
Common shares (Note 12):
Outstanding — 502,544,235 common shares issued, less 497,673 shares held in trust	18,812,225	18,675,660
Stock options (Notes 12 and 13)	165,569	172,145
Retained earnings	4,368,424	2,026,242
Other reserves (Note 14)	161,239	(41,147)
Total equity	23,507,457	20,832,900
Total liabilities and equity	$32,686,913	$29,987,018
Commitments and contingencies (Note 19)
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
REVENUES
Revenues from mining operations (Note 15)	$3,059,529	$2,155,609	$8,343,878	$6,062,053
COSTS, INCOME AND EXPENSES
Production(i)	839,321	783,653	2,396,241	2,339,222
Exploration and corporate development	59,630	60,335	153,535	166,788
Amortization of property, plant and mine development	429,947	390,245	1,223,703	1,125,859
General and administrative	67,761	48,500	186,360	145,436
Finance costs	24,154	28,527	74,027	99,265
Loss (gain) on derivative financial instruments (Note 16)	20,242	(17,153)	(173,881)	48,390
Foreign currency translation (gain) loss	(6,559)	3,436	(18,190)	(748)
Care and maintenance	17,866	13,810	47,449	35,078
Other expenses (Note 17)	31,599	4,466	67,876	63,719
Income before income and mining taxes	1,575,568	839,790	4,386,758	2,039,044
Income and mining taxes expense	520,610	272,672	1,448,358	652,718
Net income for the period	$1,054,958	$567,118	$2,938,400	$1,386,326
Net income per share — basic (Note 12)	$2.10	$1.13	$5.85	$2.78
Net income per share — diluted (Note 12)	$2.10	$1.13	$5.83	$2.77
Cash dividends declared per common share	$0.40	$0.40	$1.20	$1.20

Note:
(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net income for the period	$1,054,958	$567,118	$2,938,400	$1,386,326
Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments:
Reclassified from the cash flow hedge reserve to net income	294	294	882	882
	294	294	882	882
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement loss on pension benefit obligations	(43)	(161)	(129)	(481)
Income tax impact	11	42	33	124
Equity securities:
Net change in fair value of equity securities	247,802	39,396	496,678	43,229
Income tax impact	(36,221)	(5,260)	(67,975)	(5,260)
	211,549	34,017	428,607	37,612
Other comprehensive income for the period	211,843	34,311	429,489	38,494
Comprehensive income for the period	$1,266,801	$601,429	$3,367,889	$1,424,820
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)
	Common Shares Outstanding		Stock Options	Contributed Surplus	Retained Earnings	Other Reserves	Total Equity
	Shares	Amount
Balance at December 31, 2023	497,299,441	$18,334,869	$201,755	$22,074	$963,172	$(98,955)	$19,422,915
Net income	—	—	—	—	1,386,326	—	1,386,326
Other comprehensive (loss) income	—	—	—	—	(357)	38,851	38,494
Total comprehensive income	—	—	—	—	1,385,969	38,851	1,424,820
Transfer of gain on disposal of equity securities to retained earnings	—	—	—	—	312	(312)	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13)	3,077,468	214,143	(35,408)	—	—	—	178,735
Stock options (Notes 12 and 13)	—	—	8,310	—	—	—	8,310
Shares issued under incentive share purchase plan	630,628	42,099	—	—	—	—	42,099
Shares issued under dividend reinvestment plan	1,730,118	102,081	—	—	—	—	102,081
Normal Course Issuer Bid (“NCIB”) (Note 12)	(1,500,386)	(55,628)	—	(22,074)	(22,193)	—	(99,895)
Dividends declared ($1.20 per share)	—	—	—	—	(599,881)	—	(599,881)
Restricted Share Unit plan (“RSU”), Performance Share Unit plan (“PSU”) and Long Term Incentive Plan (“LTIP”) (Notes 12 and 13)	279,803	25,787	—	—	—	—	25,787
Balance at September 30, 2024	501,517,072	$18,663,351	$174,657	$—	$1,727,379	$(60,416)	$20,504,971
Balance at December 31, 2024	501,729,505	$18,675,660	$172,145	$—	$2,026,242	$(41,147)	$20,832,900
Net income	—	—	—	—	2,938,400	—	2,938,400
Other comprehensive (loss) income	—	—	—	—	(96)	429,585	429,489
Total comprehensive income	—	—	—	—	2,938,304	429,585	3,367,889
Transfer of gain on disposal of equity securities to retained earnings, net of tax (Note 9)	—	—	—	—	227,199	(227,199)	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13)	1,312,067	87,065	(14,808)	—	—	—	72,257
Stock options (Notes 12 and 13)	—	—	8,232	—	—	—	8,232
Shares issued under incentive share purchase plan	372,149	46,848	—	—	—	—	46,848
Shares issued under dividend reinvestment plan	516,115	59,356	—	—	—	—	59,356
NCIB (Note 12)	(2,096,432)	(80,626)	—	—	(221,293)	—	(301,919)
Dividends declared ($1.20 per share)	—	—	—	—	(602,028)	—	(602,028)
RSU, PSU and LTIP (Notes 12 and 13)	213,158	23,922	—	—	—	—	23,922
Balance at September 30, 2025	502,046,562	$18,812,225	$165,569	$—	$4,368,424	$161,239	$23,507,457
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
OPERATING ACTIVITIES
Net income for the period	$1,054,958	$567,118	$2,938,400	$1,386,326
Add (deduct) adjusting items:
Amortization of property, plant and mine development	429,947	390,245	1,223,703	1,125,859
Deferred income and mining taxes	64,616	58,641	74,341	152,788
Unrealized loss (gain) on currency and commodity derivatives (Note 16)	50,343	(24,169)	(99,455)	38,363
Unrealized gain on warrants (Note 16)	(25,613)	(53)	(87,044)	(3,903)
Stock-based compensation (Note 13)	37,913	21,242	86,695	58,957
Foreign currency translation (gain) loss	(6,559)	3,436	(18,190)	(748)
Other	55,639	11,010	84,270	33,144
Changes in non-cash working capital balances:
Income taxes	189,741	95,930	491,108	142,732
Inventories	(143,052)	(156,871)	(165,196)	(165,727)
Other current assets	(11,022)	41,263	(17,784)	(16,237)
Accounts payable and accrued liabilities	122,303	80,704	198,893	74,622
Interest payable	(3,339)	(3,964)	(4,132)	2,867
Cash provided by operating activities	1,815,875	1,084,532	4,705,609	2,829,043
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 8)	(626,330)	(464,101)	(1,616,930)	(1,255,786)
Purchase of O3 Mining, net of cash and cash equivalents acquired (Note 5)	—	—	(121,960)	—
Contributions for acquisition of mineral assets	—	(4,197)	(8,400)	(11,296)
Purchase of equity securities and other investments	(60,142)	(73,341)	(198,503)	(114,644)
Proceeds on sale of equity securities and other investments	402,720	—	402,720	—
Other investing activities	(4,312)	3,706	(5,867)	6,169
Cash used in investing activities	(288,064)	(537,933)	(1,548,940)	(1,375,557)
FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 10)	—	—	—	600,000
Repayment of Credit Facility (Note 10)	—	—	—	(600,000)
Repayment of Term Loan Facility (Note 10)	—	(275,000)	—	(275,000)
Repayment of Senior Notes (Note 10)	(400,000)	(100,000)	(950,000)	(100,000)
Debt financing and extinguishment costs (Note 10)	(8,245)	—	(8,245)	(3,544)
Repayment of lease obligations	(8,620)	(12,461)	(26,970)	(38,142)
Dividends paid	(186,350)	(176,314)	(542,695)	(497,829)
Repurchase of common shares (Notes 12 and 13)	(149,855)	(30,080)	(309,843)	(106,121)
Proceeds on exercise of stock options (Note 13)	10,411	90,923	72,257	178,735
Common shares issued	10,539	9,387	31,255	28,088
Cash used in financing activities	(732,120)	(493,545)	(1,734,241)	(813,813)
Effect of exchange rate changes on cash and cash equivalents	1,503	2,172	5,900	(1,106)
Net increase in cash and cash equivalents during the period	797,194	55,226	1,428,328	638,567
Cash and cash equivalents, beginning of period	1,557,565	921,989	926,431	338,648
Cash and cash equivalents, end of period	$2,354,759	$977,215	$2,354,759	$977,215
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$7,795	$26,870	$46,213	$76,773
Income and mining taxes paid	$261,403	$119,178	$877,708	$377,555
See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2025
1.
CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Agnico Eagle sells its gold production into the world market.
These condensed interim consolidated financial statements (the “interim financial statements”) were authorized for issuance by the Board of Directors of the Company on October 29, 2025.
2.
BASIS OF PREPARATION

Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine (“LZ5”). The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the milling and processing operations at the Meadowbank mine and the Amaruq mine. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine. References to other operations are to the relevant mines, projects or properties, as applicable.
A)
Statement of Compliance

The accompanying interim financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) in United States (“US”) dollars. These interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS® Accounting Standards”) for annual audited consolidated financial statements.
These interim financial statements should be read in conjunction with the Company’s 2024 annual audited consolidated financial statements, including the accounting policies and notes thereto, filed with the Canadian Securities Administrators on the SEDAR+ website and included in the Annual Report on Form 40-F for the year ended December 31, 2024, which were prepared in accordance with IFRS Accounting Standards.
In the opinion of management, these interim financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2025 and December 31, 2024 and the results of operations and cash flows for the three and nine months ended September 30, 2025 and September 30, 2024.
Operating results for the three and nine months ended September 30, 2025 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2025.
B)
Basis of Presentation

These interim financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The interim financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.
3.
MATERIAL ACCOUNTING POLICIES

These interim financial statements follow the same material accounting policies and methods of their application as the December 31, 2024 annual audited consolidated financial statements.
New Accounting Standards Issued But Not Yet Adopted
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in the Financial Statements (“IFRS 18”) replacing IAS 1. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2025
4.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these interim financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.
5.
ACQUISITION

Acquisition of O3 Mining Inc.
On December 12, 2024, the Company entered into a definitive support agreement with O3 Mining Inc. (“O3 Mining”), pursuant to which the Company agreed to offer to acquire, by way of take-over bid all of the outstanding common shares of O3 Mining at C$1.67 per share in cash directly or indirectly (the “O3 Offer”). On January 23, 2025, the Company, indirectly through a wholly-owned subsidiary, took-up and acquired 110,424,431 common shares of O3 Mining under the O3 Offer for aggregate consideration of C$184.4 million. The Company also extended the O3 Offer until February 3, 2025 to allow remaining shareholders of O3 Mining to tender to the O3 Offer. On February 3, 2025, the Company, indirectly through a wholly-owned subsidiary, took up and acquired an additional 4,360,806 O3 Shares during the extension period of the O3 Offer, resulting in an aggregate of 114,785,237 O3 Shares being taken up and acquired under the O3 Offer, representing approximately 95.6% of the outstanding O3 Shares on an undiluted basis, for aggregate consideration of C$191.7 million. On March 18, 2025, O3 Mining and one of the Company’s wholly-owned subsidiaries amalgamated under the Business Corporations Act (Ontario) which resulted in the Company owning 100% of the O3 Shares.
The acquisition was accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $2.5 million are capitalized to the mining properties acquired separately from the purchase price allocation set out below. The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:
Cash paid for acquisition	$138,272
Total purchase price to allocate	$138,272
In an asset acquisition, the purchase consideration is allocated to the assets acquired and liabilities assumed based on their relative fair values. The following table sets out the allocation of the purchase price to the assets acquired and liabilities assumed.
Cash and cash equivalents	$16,312
Other current assets	1,213
Property, plant and mine development	123,810
Investments	11,597
Accounts payable, accruals and other liabilities	(8,767)
Long-term debt	(4,760)
Lease obligations	(1,069)
Other liabilities	(64)
Total assets acquired, net of liabilities assumed	$138,272

6.
FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the interim financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2025
6.
FAIR VALUE MEASUREMENT (Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis
For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.
During the three and nine months ended September 30, 2025, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at September 30, 2025 using the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables (Note 7A)	$—	$15,614	$—	$15,614
Equity securities (FVOCI) (Note 9)	876,608	44,226	—	920,834
Share purchase warrants (FVPL) (Note 9)	—	31,512	—	31,512
Fair value of derivative financial instruments (Note 16)	—	19,815	—	19,815
Total financial assets	$876,608	$111,167	$—	$987,775
Financial liabilities:
Fair value of derivative financial instruments (Note 16)	—	19,193	—	19,193
Total financial liabilities	$—	$19,193	$—	$19,193
Valuation Techniques
There were no changes in the Company’s valuation processes, techniques or types of inputs used in the fair value measurements during the period.
Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value
Long-term debt is recorded in the interim financial statements at September 30, 2025 at amortized cost. The fair value of long-term debt is presented in Note 10 of these interim financial statements.
The committed subscription proceeds for the San Nicolás project are recorded in the interim financial statements at September 30, 2025 at amortized cost. The fair value of the San Nicolás liability is determined by discounting the minimum unavoidable obligation under the joint venture shareholders’ agreement between Agnico Eagle and Teck at a discount rate that reflects the Company’s credit rating. The fair value of the San Nicolás liability is not materially different from the carrying amount as the difference between the discount rate used at the initial recognition date and the current market rates at September 30, 2025 is not material.
Non-current loans receivable and other receivables are included in the other assets line item in the interim financial statements at amortized cost. The fair value of loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at September 30, 2025 (Note 7B).
7.
OTHER ASSETS

A)
Other Current Assets

	As at September 30, 2025	As at December 31, 2024
Federal, provincial and other sales taxes receivable	$125,688	$155,548
Prepaid expenses	170,539	124,566
Trade receivables	15,614	7,646
Short term investments	16,103	7,306
Other	34,191	45,288
Total other current assets	$362,135	$340,354

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2025
7.
OTHER ASSETS (Continued)

B)
Other Assets

	As at September 30, 2025	As at December 31, 2024
Non-current ore in stockpiles and on leach pads	$841,215	$819,294
Non-current prepaid expenses	43,681	58,438
Non-current loans receivable	9,203	12,039
Investment in associate	7,282	12,361
Other	10,102	13,347
Total other assets	$911,483	$915,479

8.
PROPERTY, PLANT AND MINE DEVELOPMENT

During the nine months ended September 30, 2025, $1,942.5 million of additions (2024 — $1,431.7 million) were capitalized to property, plant and mine development. The additions for the nine months ended September 30, 2025 include $123.8 million of property, plant and mine development capitalized through the Company’s acquisition of O3 Mining (Note 5).
Assets with a net book value of $20.7 million were disposed of by the Company during the nine months ended September 30, 2025 (2024 — $27.8 million), resulting in a loss on disposal of $17.8 million (2024 — $25.8 million) which was recorded in the other expenses line item in the interim financial statements.
See Note 19 to these interim financial statements for capital commitments.
9.
INVESTMENTS

	As at September 30, 2025	As at December 31, 2024
Equity securities	$920,834	$559,165
Share purchase warrants	31,512	53,724
Total investments	$952,346	$612,889
During the nine months ended September 30, 2025, the Company sold its interest in certain equity securities. The fair value at the time of sale was $443.8 million. On disposal, a cumulative net gain of $227.2 million (net of tax) was transferred out of other reserves into retained earnings (Note 14).
10.
LONG-TERM DEBT

The following table sets out details of the Company’s long-term debt as at September 30, 2025 and December 31, 2024:
		As at September 30, 2025				As at December 31, 2024
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78% – 2.88%	$200,000	$(797)	$199,203	$182,047	$1,146,886	$1,101,168
Credit Facility	Variable	—	(3,209)	(3,209)	—	(3,930)	—
Total long-term debt		$200,000	$(4,006)	$195,994	$182,047	$1,142,956	$1,101,168
The following table sets out the long-term debt included in the interim financial statements:
	As at September 30, 2025	As at December 31, 2024
Current portion of long-term debt	$—	$90,000
Non-current portion of long-term debt	195,994	1,052,956
Total long-term debt	$195,994	$1,142,956

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2025
10.
LONG-TERM DEBT (Continued)

Repayment of Long-term Debt
During the nine months ended September 30, 2025, the Company repaid $50.0 million of its 2015 guaranteed senior unsecured 4.15% note at maturity and $40.0 million of the 2017 Series A 4.42% notes at maturity.
During the nine months ended September 30, 2025, the Company also elected to repay, in full, the remaining outstanding principal of the 2016, 2017 and 2018 Notes prior to their respective maturity dates. The repayment totaled $860.0 million, consisting of $250.0 million related to the 2016 Notes, $260.0 million related to the 2017 Notes and $350.0 million related to the 2018 Notes.
The Company incurred debt extinguishment costs of $2.8 million during the three months ended September 30, 2025 and debt extinguishment costs of $8.2 million during the nine months ended September 30, 2025. Debt extinguishment costs are recognized within finance costs in the interim financial statements.
Credit Facility
During the nine months ended September 30, 2025, there were no drawdowns and repayments under the Credit Facility (2024 — $600.0 million). As at September 30, 2025, $1,976.1 million was available for future drawdown under the Credit Facility (December 31, 2024 — $1,976.5 million). Credit Facility availability is reduced by outstanding letters of credit, which were $23.9 million as at September 30, 2025 (December 31, 2024 — $23.5 million).
11.
RECLAMATION PROVISION

During the nine months ended September 30, 2025, the Company revised its estimate of the Meadowbank Asset Retirement Obligation (“ARO”). The revision was driven by an updated internal analysis completed during the period and, as a result, the ARO liability related to Meadowbank increased by $198.2 million, with a corresponding adjustment to the related mining asset. The increase in the ARO is primarily driven by revised estimates for dismantling the infrastructure, transportation and fuel costs and expected operating costs during the closure period. These updates reflect the scale of the operational footprint and logistical requirements at Meadowbank. As at September 30, 2025, the Meadowbank ARO liability was $427.4 million.
12.
EQUITY

Net Income Per Share
The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net income for the period	$1,054,958	$567,118	$2,938,400	$1,386,326
Weighted average number of common shares outstanding — basic (in thousands)	502,178	500,974	502,389	499,343
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	547	459	630	573
Add: Dilutive impact of employee stock options	814	673	749	280
Weighted average number of common shares outstanding — diluted (in thousands)	503,539	502,106	503,768	500,196
Net income per share — basic	$2.10	$1.13	$5.85	$2.78
Net income per share — diluted	$2.10	$1.13	$5.83	$2.77
Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.
For the three months ended September 30, 2025 and the three months ended September 30, 2024, no employee stock options were excluded from the calculation of diluted net income per share for the reason that their impact would have been anti-dilutive. For the nine months ended September 30, 2025, nil (2024 — 403,275) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2025
12.
EQUITY (Continued)

NCIB
In May 2025, the Company received approval from the TSX to renew its NCIB pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares. The Company is authorized to acquire an aggregate of $1.0 billion of its common shares under the NCIB. Under the NCIB, the Company may purchase its common shares for cancellation. The Company intends to repurchase its common shares during the period commencing May 4, 2025 and ending May 3, 2026, through the facilities of the TSX, the NYSE or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.
The following table sets out activity with respect to the Company’s NCIB program:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Number of common shares repurchased	1,005,577	362,343	2,330,112	1,500,386
Cost of common shares repurchased ($ millions)	$149.9	$30.0	$299.8	$99.9
Number of common shares cancelled	771,897	446,760	2,096,432	1,500,386
Book value of cancelled shares ($ millions)	$28.9	$16.6	$78.5	$55.6

13.
STOCK-BASED COMPENSATION

During the nine months ended September 30, 2025, the Company granted 873,464 stock options, 129,770 PSUs and 417,146 RSUs. The associated stock based compensation expense recognized in the interim financial statements was $31.7 million during the three months ended September 30, 2025 (2024 — $16.3 million) and $74.8 million during the nine months ended September 30, 2025 (2024 — $46.8 million). Stock based compensation expense is included in general and administrative expenses and production costs, consistent with the classification of other elements of compensation expense for the applicable employees.
The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:
	Nine Months Ended September 30, 2025			Nine Months Ended September 30, 2024
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	2,125,773	C$	72.37	4,646,412	C$	77.54
Granted	873,464		112.46	1,021,400		72.65
Exercised	(1,312,067)		77.80	(3,077,468)		79.05
Forfeited	(58,633)		90.35	(67,937)		77.38
Expired	(4,725)		73.23	(12,925)		74.90
Outstanding, end of period	1,623,812	C$	88.90	2,509,482	C$	73.71
Options exercisable, end of period	332,906	C$	77.96	997,307	C$	78.18
The average share price of Agnico Eagle’s common shares during the nine months ended September 30, 2025 was C$162.39 (2024 — C$88.03).
Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:
	Nine Months Ended September 30,
	2025	2024
Risk-free interest rate	2.75%	4.11%
Expected life of stock options (in years)	2.1	2.4
Expected volatility of Agnico Eagle’s share price	29.0%	32.0%
Expected dividend yield	2.1%	3.0%

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2025
13.
STOCK-BASED COMPENSATION (Continued)

The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.
14.
OTHER RESERVES

The following table sets out the movements in other reserves for the nine months ended September 30, 2025 and 2024:
	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2023	$(91,643)	$(7,312)	$(98,955)
Net change in cash flow hedge reserve	—	882	882
Transfer of net gain on disposal of equity securities to retained earnings	(312)	—	(312)
Net change in fair value of equity securities	37,969	—	37,969
Balance at September 30, 2024	$(53,986)	$(6,430)	$(60,416)
Balance at December 31, 2024	$(35,011)	$(6,136)	$(41,147)
Net change in cash flow hedge reserve	—	882	882
Transfer of net gain on disposal of equity securities to retained earnings, net of tax	(227,199)	—	(227,199)
Net change in fair value of equity securities	428,703	—	428,703
Balance at September 30, 2025	$166,493	$(5,254)	$161,239
The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the interim financial statements.
15.
REVENUES FROM MINING OPERATIONS

The Company has recognized the following amounts relating to revenue in the interim financial statements:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues from contracts with customers	$3,058,232	$2,154,561	$8,337,078	$6,062,707
Provisional pricing adjustments on concentrate sales	1,297	1,048	6,800	(654)
Total revenues from mining operations	$3,059,529	$2,155,609	$8,343,878	$6,062,053
The following table sets out the disaggregation of revenues by metal:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues from contracts with customers:
Gold	$3,014,661	$2,127,726	$8,229,757	$5,981,417
Silver	28,061	18,975	65,523	56,762
Zinc	2,046	1,928	6,044	2,581
Copper	13,464	5,932	35,754	21,947
Total revenues from contracts with customers	$3,058,232	$2,154,561	$8,337,078	$6,062,707

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2025
16.
DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management
The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Australian dollar, the Euro and the Mexican peso.
These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.
As at September 30, 2025, the Company had outstanding derivative contracts related to $4,374.0 million of 2025, 2026 and 2027 expenditures (December 31, 2024 — $4,006.5 million). The Company recognized mark-to-market adjustments in the loss (gain) on derivative financial instruments line item in the interim financial statements. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.
The Company’s other foreign currency derivative strategies in 2025 and 2024 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for foreign currencies. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at September 30, 2025 or December 31, 2024. The call option premiums were recognized in the loss (gain) on derivative financial instruments line item in the interim financial statements.
Commodity Price Risk Management
To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Canadian operations’ diesel fuel exposure. There were derivative financial instruments outstanding as at September 30, 2025 relating to 7.0 million gallons of heating oil (December 31, 2024 — 28.0 million). The related mark-to-market adjustments prior to settlement were recognized in the loss (gain) on derivative financial instruments line item in the interim financial statements. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.
The following table sets out a summary of the amounts recognized in the loss (gain) on derivative financial instruments line item in the interim financial statements.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Premiums realized on written foreign exchange call options	$(113)	$(391)	$(967)	$(1,064)
Unrealized gain on warrants	(25,613)	(53)	(87,044)	(3,903)
Realized (gain) loss on currency and commodity derivatives	(4,375)	7,460	13,585	14,994
Unrealized loss (gain) on currency and commodity derivatives	50,343	(24,169)	(99,455)	38,363
Loss (gain) on derivative financial instruments	$20,242	$(17,153)	$(173,881)	$48,390

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2025
17.
OTHER EXPENSES

The following table sets out amounts recognized in the other expenses line item in the interim financial statements:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Loss on disposal of property, plant and mine development (Note 8)	$5,719	$5,420	$17,824	$25,786
Interest income	(16,203)	(4,549)	(34,586)	(11,035)
Environmental remediation	2,370	6,294	24,334	11,201
Other costs	39,713	(2,699)	60,304	37,767
Total other expenses	$31,599	$4,466	$67,876	$63,719
Other costs is primarily comprised of a $34.1 million loss on the sale of equity securities during the three and nine months ended September 30, 2025.
18.
SEGMENTED INFORMATION

	Nine Months Ended September 30, 2025
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$678,936	$(172,146)	$—	$506,790
LZ5	202,235	(69,017)	—	133,218
Canadian Malartic	1,463,134	(359,025)	—	1,104,109
Goldex	319,373	(108,302)	—	211,071
Meliadine	880,138	(282,577)	—	597,561
Meadowbank	1,216,631	(396,409)	—	820,222
Kittila	519,238	(172,659)	—	346,579
Detour Lake	1,642,343	(427,475)	—	1,214,868
Macassa	778,101	(146,744)	—	631,357
Fosterville	406,122	(109,094)	—	297,028
Pinos Altos	221,999	(148,723)	—	73,276
Corporate and other(i)	15,628	(4,070)	—	11,558
Exploration	—	—	(153,535)	(153,535)
Segment totals	$8,343,878	$(2,396,241)	$(153,535)	$5,794,102
Total segments income				$5,794,102
Corporate and other:
Amortization of property, plant and mine development				(1,223,703)
General and administrative				(186,360)
Finance costs				(74,027)
Gain on derivative financial instruments				173,881
Foreign currency translation gain				18,190
Care and maintenance				(47,449)
Other expenses				(67,876)
Income before income and mining taxes				$4,386,758

Note:
(i)
Relates to revenues and production costs from non-operating minesites.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2025
18.
SEGMENTED INFORMATION (Continued)

	Nine Months Ended September 30, 2024
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$435,799	$(193,482)	$—	$242,317
LZ5	127,392	(58,059)	—	69,333
Canadian Malartic	1,092,558	(399,893)	—	692,665
Goldex	237,304	(100,531)	—	136,773
Meliadine	630,724	(254,463)	—	376,261
Meadowbank	873,047	(352,881)	—	520,166
Kittila	395,875	(176,535)	—	219,340
Detour Lake	1,140,293	(379,366)	—	760,927
Macassa	455,203	(146,763)	—	308,440
Fosterville	433,429	(114,824)	—	318,605
Pinos Altos	184,526	(122,980)	—	61,546
La India	55,903	(39,445)	—	16,458
Exploration	—	—	(166,788)	(166,788)
Segment totals	$6,062,053	$(2,339,222)	$(166,788)	$3,556,043
Total segments income				$3,556,043
Corporate and other:
Amortization of property, plant and mine development				(1,125,859)
General and administrative				(145,436)
Finance costs				(99,265)
Loss on derivative financial instruments				(48,390)
Foreign currency translation gain				748
Care and maintenance				(35,078)
Other expenses				(63,719)
Income before income and mining taxes				$2,039,044
The following table sets out total assets by segment:
	Total Assets as at
	September 30, 2025	December 31, 2024
LaRonde mine	$1,077,620	$1,064,726
LZ5	179,607	166,484
Canadian Malartic	6,820,508	6,833,320
Goldex	467,820	457,204
Meliadine	2,339,294	2,344,399
Meadowbank	1,601,290	1,343,936
Kittila	1,705,219	1,559,735
Detour Lake	10,057,653	9,730,258
Macassa	1,659,706	1,774,106
Fosterville	1,281,669	1,044,241
Pinos Altos	428,535	392,480
La India	86,896	94,806
Exploration	1,812,574	1,418,441
Corporate and other	3,168,522	1,762,882
Total assets	$32,686,913	$29,987,018

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2025
19.
COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2025, the total amount of these guarantees was $1,128.1 million (December 31, 2024 — $1,035.6 million).
As at September 30, 2025, the Company had $329.6 million (December 31, 2024 — $172.2 million) of commitments related to capital expenditures and $290.0 million (December 31, 2024 — $290.0 million) of committed subscription proceeds related to San Nicolás.
20.
SUBSEQUENT EVENTS

Dividends Declared
On October 29, 2025, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.40 per common share (a total value of approximately $200.8 million), payable on December 15, 2025 to holders of record of the common shares of the Company on December 1, 2025.